Exhibit 99.6

Statement from the Minister

On behalf of the Government of Saskatchewan, I am pleased to table the 2025-26 Provincial Budget and documents for public discussion and review.

The 2025-26 Budget, Delivering for You, invests in what Saskatchewan residents have told us matters to them: affordability, health care, education, community safety and fiscal responsibility. Saskatchewan’s financial plan in this book outlines the Government of Saskatchewan’s investments for the fiscal year starting April 1, 2025, and ending March 31, 2026.

Delivering for you means strengthening our economy, growing our province and advocating for Saskatchewan’s economic interests to ensure we remain the best place in Canada to live, work and raise a family. The technical papers submitted as part of this budget detail many important aspects for the coming year, including Saskatchewan’s fiscal outlook, revenue initiatives and tax expenditures.

As always, our government is committed to maintaining a solid fiscal framework. The 2025-26 Budget is part of a suite of documents designed to ensure the government is accountable for the transparent, effective and efficient use of public resources. Further information on the investments in this year’s budget and other important financial documents are available on saskatchewan.ca/budget.

This 2025-26 Budget prioritizes affordability and fiscal responsibility, while delivering on the programs and services all Saskatchewan residents need and deserve. Saskatchewan’s strong financial position leaves room to help our province weather the impact of potential tariffs imposed by the United States. It further delivers on our commitment to change and keeping our economy strong, while doing more to address the challenges of growth. Most of all, it delivers for you, the people of Saskatchewan!

The Honourable Jim Reiter

Deputy Premier and Minister of Finance

Table of Contents

Statement from the Minister

Delivering for You	4

Technical Papers

Fiscal Outlook	21

The Saskatchewan Economy	35

Revenue Initiatives	46

Saskatchewan’s Tax Expenditures	54

Saskatchewan Capital Plan	59

Borrowing and Debt	64

2025 Intercity Comparison of Taxes, Utilities and Housing	69

2024-25 Budget Update Third Quarter	75

Budget Financial Tables

Budget	79

Statement of accumulated operating deficit	80

Statement of change in net debt	80

Schedule of pension liabilities	81

Schedule of capital assets	81

Schedule of gross debt	82

Schedule of revenue	83

Electricity sector revenue and allocations	84

Glossary of financial terms	85

Summary

The 2025-26 Budget is delivering for the people of Saskatchewan.

It’s delivering what you’ve said is important:

Affordability, health care, education, community safety and fiscal responsibility.

Affordability
•	Taking action to ensure the province remains the most affordable place in Canada to live, work, raise a family and start a business.

•	The taxation changes introduced in the 2025-26 Budget, including the initiatives in The Saskatchewan Affordability Act, provide over $250 million in tax savings this year. This is in addition to the more than $2 billion in affordability measures in every budget.
•	Reducing income taxes for every resident, family and small business in Saskatchewan.

•	Making life more affordable for seniors, families with children, persons with disabilities, caregivers, new graduates, first-time homebuyers and people renovating their homes.

•	Reducing education property tax mill rates across all property classes.

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Health care

•	Record funding of $15.7 billion since 2024-25 prioritizes the need for better access and more responsive care for Saskatchewan residents.

•	Delivering better access for:

•	Acute, emergency and primary care;

•	Continuing care; and

•	Mental health and addictions services.

•	Investing to help connect every Saskatchewan resident to a primary health care provider and accelerate the hiring of health care workers.

Education

•	More than $5 billion invested in K-12 education since 2024-25 to meet enrolment growth and provide classroom supports for Saskatchewan students.

•	$130 million to fund the new teacher bargaining agreement and address the pressures of growth and the challenges facing today’s classrooms.

•	Delivering 50 more specialized support classrooms to help address challenging behaviours.

•	Investing to help enhance kindergarten to Grade 3 literacy, as well as support early learning and child care.
Community safety

•	$2.0 billion invested in delivering community safety in Saskatchewan since 2024-25.

•	Increasing community safety with approximately 100 new municipal police officers and 14 officers dedicated to reducing crime by targeting nuisance properties.

•	Enhancing security at the border with the United States with provincial law enforcement officers.

Fiscal responsibility

•	$12 million surplus delivers fiscal restraint and responsibility for the people of Saskatchewan.

•	Prioritizing affordability while providing services in an effective and financially responsible manner.

•	Second lowest net debt-to-GDP ratio among provinces in the country, a sign of Saskatchewan’s strong financial position.

•	Second highest credit rating among the provinces when the ratings from the three major agencies – Moody’s Investors Service, Morningstar DBRS and S&P Global – are considered.

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Tariffs and trade with the United States

The U.S. tariff situation is fluid and changing daily. As a result, it is not possible to build the exact impact of tariffs into the budget. The information included in the budget relates to tariffs as of the time the budget book was printed on March 10, 2025. Saskatchewan’s strong financial position means our province is well-positioned to respond to the impact of any tariffs that are imposed on Canada and Saskatchewan.

Saskatchewan’s economy is built on trade, with one in three jobs in the province directly tied to exports.

The United States is Saskatchewan’s largest trading partner, with about $40 billion worth of imports and exports crossing the border every year. As such, trade with our American neighbours is crucial to our provincial economy. However, the products we export are also vital to the United States.

Saskatchewan plays a critical role in North American food and energy security, as we are one of the only places in the world that sustainably produces crude oil, natural gas, uranium, potash and other essential critical minerals.

This is why it’s so important for our country to quickly resolve this issue with the United States. Tariffs will increase inflation, along with the costs of fuel and groceries, for Americans and Canadians. They will also lead to job losses and drive down investment across North America.

Saskatchewan is currently working alongside our federal, provincial and U.S. counterparts to find common ground and emphasize the shared benefits of trade. We support strong measures to secure the Canada-U.S. border and have taken action through the new Saskatchewan Border Security Plan to ensure there are more officers and law enforcement present.

Provincial budget and tariffs

The tariff situation is currently fluid and changing daily. Regardless, we developed the 2025-26 Budget with the best information we had at the time, even though the situation around tariffs may change by the time our budget is tabled on March 19.

We made the decision not to build in an arbitrary contingency fund that will not have a direct connection to the situation by the time the budget is delivered. We do not know whether the tariffs are going to last for three days, three months or three years, nor do we know at what rate these tariffs will be levied over time.

Instead, we believe Saskatchewan’s strong financial outlook and responsible spending in the 2025-26 Budget will help position our province to weather the impacts of any trade actions.

The Ministry of Finance has conducted analysis on the potential impacts of tariffs to the Saskatchewan economy. Please see the tariff analysis on page 44.

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Delivering for You PROVINCIAL BUDGET – 2025-26

The 2025-26 Budget delivers:

Relief from cost-of-living pressures for everyone in Saskatchewan;

Improved access to care for patients and health care professionals;

Additional supports in the classroom for students, parents and teachers;

Safer communities for residents in every part of Saskatchewan; and

Strong financial management, with a balanced budget!

The budget also delivers on the commitments made in the most recent Throne Speech for change and doing more to address the challenges of growth.

The 2025-26 Budget is delivering for you!

In Saskatchewan, we have a history of delivering. From the earliest days of our province, we delivered for our family, our friends, our neighbours and our cities, towns and villages. There was a shared sense of community where people followed through on their commitments and were there for each other. In other words, they delivered for each other.

Over the years, that sense of community and concept of delivering has evolved. Today, our communities don’t resemble what they did when Saskatchewan was created in 1905 – our population has grown, the composition of our province has changed, our economies and industries have diversified and technologies have advanced. Yet, the original character of our province still remains. People and communities still look out for each other – neighbours help neighbours. We still follow through on our commitments. In short, we’re still delivering for each other.

And that continues with the 2025-26 Provincial Budget. It is making investments into our present and future, while considering our proud past and building upon our successes as a province. Your priorities are the priorities in this year’s budget. They are the things you have said are important to you:

•	Affordability;

•	Health care;

•	Education;

•	Safer communities; and

•	Fiscal responsibility.

Delivering for You | 2025-26 Budget	7

The 2025-26 Budget doesn’t end there, though. Beyond these areas of focus, the budget provides for all Saskatchewan residents. Social, economic and municipal revenue-sharing initiatives, among others, are equally important and are featured in this year’s budget.

In addition to providing for all interests, the 2025-26 Budget also provides for all areas of the province. Regina and Saskatoon are featured prominently in this year’s budget as our province’s two largest cities and hubs for many programs and services. However, whether you live in a city, town or village, or live in rural Saskatchewan or northern areas of our province, the 2025-26 Budget delivers for you!

Affordability

The Government of Saskatchewan continues to take action to ensure the province remains the most affordable place in Canada to live, work, raise a family and start a business. Each year, the provincial budget delivers more than $2 billion in affordability measures.

One of the annual measures the Government of Saskatchewan undertakes to keep life more affordable is adjusting the provincial income tax brackets and basic tax credits to protect people from the rising cost of inflation. This is a practice known as indexation. It provides safeguards against the inflationary pressures that would otherwise push taxpayers into higher tax brackets and reduce the actual value of tax credits. In 2025, Saskatchewan residents will see more than $40 million in annual tax savings from indexation.

The Saskatchewan Affordability Act

The 2025-26 Budget includes affordability initiatives that were introduced in The Saskatchewan Affordability Act in December 2024. Thirteen commitments from that act in this year’s budget will reduce income taxes for every resident, family and small business in our province – in addition to indexation. They will also provide targeted reforms that support seniors, families with children, new post-secondary graduates, persons with disabilities, caregivers, first- time homebuyers and people undertaking home renovation projects.

The taxation changes introduced in the 2025-26 Budget, including the initiatives in The Saskatchewan Affordability Act, provide over $250 million in tax savings this year. This is in addition to the more than $2 billion in affordability measures in every budget.

The affordability measures in the 2025-26 Budget include those that help make life more affordable and those that support our growing province:

Making life more affordable

•	Raising the basic personal exemption, spousal and equivalent-to-spouse exemption, dependent child exemption and the seniors supplement by $500 a year, for the next four years – over and above the impact of indexation – for the largest personal income tax reduction in the province since 2008.

•	These changes will allow a family of four earning $100,000 to save more than $3,400 over the next four years, while two seniors with a combined income of $75,000 will save more than $3,100.

•	Upon full implementation, more than 54,000 residents will no longer be paying provincial income tax.

•	Increasing the Disability Tax Credit and the Disability Tax Credit supplement for children under 18 by 25 per cent.

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•	Increasing the Caregiver Tax Credit and Infirm Dependent Tax Credit by 25 per cent, in addition to indexation, which provides financial support for families who care for adult children or parents with physical or mental impairments.

•	Increasing monthly income assistance benefits by 2 per cent for Saskatchewan Income Support (SIS) and Saskatchewan Assured Income for Disability (SAID) clients. Nearly 20,000 SIS clients and more than 18,000 SAID clients are expected to receive these increased benefits.

•	Increasing the Saskatchewan Low-Income Tax Credit by 5 per cent annually for each of the next four years – over and above the impact of indexation – to provide additional relief for Saskatchewan residents with low and modest incomes. These enhancements to the program will benefit more than 300,000 individuals and families in our province.

•	Increasing the Personal Care Home Benefit to help seniors with low incomes with the cost of living in a licensed personal care home. More than 2,000 people are expected to receive this benefit in 2025-26.

•	Supporting and expanding access to fertility treatments by offering a refundable tax credit of 50 per cent towards the costs of an eligible fertility treatment in Saskatchewan of up to $20,000.
•	Doubling the Active Families Benefit refundable tax credit and raising the income threshold to qualify for it to $120,000 to make children’s sports, arts, cultural and recreational activities more affordable for more Saskatchewan families.

•	Increasing the Graduate Retention Program’s maximum tax credit benefits by 20 per cent to $24,000 to help ensure more young people stay to live and work in Saskatchewan.

Supporting our growing province

•	Reinstating the Home Renovation Tax Credit, which will allow homeowners to save up to $420 annually in home renovation expenses, while seniors undertaking home renovations can save up to $525.

•	Increasing the Saskatchewan First-Time Homebuyers Tax Credit maximum benefit by 50 per cent, from $1,050 to $1,575.

Investing in a strong economy

•	Permanently maintaining the small business tax rate at 1 per cent, benefiting more than 35,000 small businesses in Saskatchewan and saving them over $50 million in corporate income taxes annually.

•	Introducing the Saskatchewan Class 1 Truck Driver Training Rebate Program for individuals seeking their commercial driving licence.

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In addition to these new and enhanced programs, the 2025-26 Budget continues to invest in ongoing affordability initiatives that assist with cost-of-living pressures for Saskatchewan residents, including:

•	Seniors Drug Plan;

•	Children’s Drug Plan;

•	Continuous and flash glucose monitoring;

•	Ambulance coverage for seniors;

•	Home care services;

•	Saskatchewan Aids to Independent Living (SAIL);

•	Autism services;

•	Seniors Income Plan;

•	Saskatchewan Housing Benefit;

•	Rental Housing Supplement;

•	Provincial Sales Tax (PST) Rebate on New Home Construction;

•	Secondary Suite Incentive; and

•	Saskatchewan Advantage Scholarships.

Through the 2025-26 Budget, the Government of Saskatchewan is also providing affordability for property owners. All education property tax mill rates will be reduced in this year’s budget to absorb the increase in property assessment values in each property class. By decreasing the mill rates for each property class, the total provincial education property tax revenue will remain unchanged from the 2024-25 Budget – except for base growth due to the construction of new properties. This change will save property owners in the province more than $100 million annually.

The Government of Saskatchewan is also extending the carbon tax exemption on home heating in this year’s budget, which is expected to save the average Saskatchewan family approximately $480 in 2025.

For further information on how the 2025-26 Budget is delivering affordability for you, see Revenue Initiatives on page 46.

Health care

The 2025-26 Budget is delivering better patient access and safer, more responsive care for Saskatchewan residents.

Better access to acute care

This includes better access to acute care programs and services that will improve patient outcomes. Some of the acute care enhancements that will be delivered through this year’s budget include:

•	Reducing surgical wait times as part of an ambitious plan to perform 450,000 procedures over four years. This investment will introduce the innovative robot-assisted surgery program at Regina’s Pasqua Hospital and enhancements to other services.

•	Optimizing and realigning services at Saskatoon City Hospital to address inpatient capacity pressures with a multi-phased approach to open more than 100 acute medicine and specialized beds and increase overall capacity in Saskatoon.

•	Supporting multi-year initiatives to fund approximately 170 paramedic full-time equivalent (FTEs) positions created within 58 rural communities since 2022-23.

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•	Enhancing and expanding pediatric care and programs, including specialist recruitment in the areas of endocrinology, respirology, rheumatology and palliative care. The budget will also support additional multidisciplinary staff and physicians in pediatric gastroenterology, allergy and immunology, and cardiology programs, as well as enhancements to physician staffing at the Neonatal Intensive Care Unit in Prince Albert.

•	Accommodating higher volumes of specialized medical imaging services, including CT, MRI and PET/CT services, to help reduce waiting lists.

•	Completing and staffing the new Breast Health Centre in Regina.

•	Enhancing kidney health programs and dialysis services by adding 30 full-time positions to meet patient demand closer to home in Meadow Lake, North Battleford, Fort Qu’Appelle, Tisdale, Moose Jaw, Regina and Saskatoon.

•	Expanding HealthLine 811’s Virtual ER Physician Program to a minimum of 25 small-to-medium rural emergency department locations that have experienced ER service disruptions due to physician availability.

Better access to primary and preventative care

The 2025-26 Budget will deliver better and more timely patient access to team-based primary care settings and preventative care initiatives.

This includes investments in programs that will connect all residents to a primary health care provider.

Some of these initiatives include:

•	Enhancing access to high quality primary care services through five new Patient Medical Home sites. Building on a successful pilot in Swift Current, the program allows clinics to care for additional patients due to the extra capacity the team creates, with each provider working to their full scope.

•	Increasing support for cancer care by:

•	Supporting the transition to human papillomavirus (HPV) self-screening for cervical cancer;

•	Progressing on a provincial lung cancer screening program;

•	Lowering breast cancer screening eligibility to age 43; and

•	Adding a second mobile mammography bus to increase capacity for women in rural and northern Saskatchewan.

•	Adding 27 new nurse practitioner FTEs to improve access to primary care services in rural, regional and remote communities.

•	Enhancing immunization programs, including HPV immunization for males, shingles vaccinations for adult transplant patients and a single-dose respiratory syncytial virus (RSV) antibody for high-risk infants.

•	Expanding the Glucose Monitoring Program by providing 100 per cent coverage of Continuous and Flash Glucose Monitoring Systems for young adults aged 18 to 25 and seniors aged 65 and over. This investment will deliver benefits to nearly 10,000 Saskatchewan patients with diabetes by improving their quality of life and easing their financial burden.

Delivering for You | 2025-26 Budget	11

Stronger continuing care

Through this year’s budget, the Government of Saskatchewan will ensure residents receive strengthened continuing care support to remain at home and within their communities for as long as possible.

This includes:

•	Funding continuing care services for all ages – from children with complex medical needs to seniors. Additional programming and resources will improve coordination of home care services, long- term care enhancements and other commitments.

•	Investing in the operations and staffing of 115 established long-term care and convalescent beds to support the Saskatoon Capacity Pressure Action Plan for alternate level of care services. The 50 long-term care beds and 65 convalescent beds in Saskatoon will assist with patient flow in the health care system.

Mental health and addictions

The 2025-26 Budget delivers critical support and investments to enhance access to mental health and addictions services in Saskatchewan. This includes continued progress on the multi-year Mental Health and Addictions Action Plan that will make services more accessible to patients, provide better coordination of care, get people the treatment they need in a timely manner and transition to a recovery-oriented system of care.

Investments in this year’s budget include:

•	Expanding access to mental health and addictions services and care by delivering on the commitment to add 500 addictions treatment spaces across the province, doubling the public health system’s capacity.
•	Increasing access to addictions medicine across the province by implementing a new Virtual Access to Addictions Medicine Program and adding supports for the existing Opioid Agonist Therapy Program.

•	Supporting the development of a central intake and navigation system that patients can contact directly to self-refer for treatment.

•	Facilitating the transition to a recovery-oriented system of care model, which provides an improved focus on treatment and recovery.

•	Increasing funding for the Bridgepoint Centre for Eating Disorder Recovery.

Health Human Resources Action Plan

The 2025-26 Budget further delivers on commitments to accelerate the hiring and growth of health care professionals in support of the Health Human Resources Action Plan. This includes:

•	Adding 10 more physician training seats for family medicine, anesthesia, plastic surgery and other specialties – for a total of 150 provincial seats – as well as more full-time academic physician positions and expanding skills programs to regional sites.

•	Supports for 65 enhanced permanent full-time nursing positions in 30 rural and northern locations across the province – building on 250 positions that were approved over the past few years – to improve nursing stability and reduce the reliance on contract nurses.

•	Investments to support the province’s efforts to recruit and retain doctors, including funding for negotiated Saskatchewan Medical Association fee increases, increased utilization of services and additional physicians.

•	Supporting incentives for recruitment of specialist physicians in areas of high demand.

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Health capital

Saskatchewan residents will see steady and significant progress on multiple infrastructure projects through budget investments in 2025-26. Some of the major infrastructure projects include:

•	Prince Albert Victoria Hospital construction;

•	Regina long-term care specialized beds construction;

•	Saskatoon Urgent Care Centre construction;

•	La Ronge Long-Term Care facility construction;

•	Weyburn General Hospital construction; and

•	Grenfell Long-Term Care facility construction.

Due to the positive response to the Regina Urgent Care Centre, work is underway planning for additional urgent care centres in Moose Jaw, Prince Albert and North Battleford, as well as second urgent care centres in Regina and Saskatoon.

The 2025-26 Budget also delivers new capital funding for the expansion of Complex Needs Emergency Shelters in new communities, building on the pilot projects in Regina and Saskatoon. These shelters provide individuals in crisis with a safe place to stabilize while being monitored for the negative effects of drugs or alcohol.

Other capital investments include leading-edge and upgraded technology, equipment and innovations to shape the future of health care.

For further information on how the 2025-26 Budget is delivering health care infrastructure, see the Saskatchewan Capital Plan on page 59.

Health care funding highlights

Over the last two years (2024-25 and 2025-26), the Government of Saskatchewan has invested $15.7 billion in health care in the province.

For the upcoming fiscal year (2025-26), the Ministry of Health will receive a record $8.1 billion, an increase of $485 million, or 6.4 per cent, over the previous year.

The Saskatchewan Health Authority will receive an increase of $261 million, or 5.6 per cent, for a record $4.9 billion budget to support the provincial health system.

The Saskatchewan Cancer Agency will receive $279 million, an increase of $30 million, or 12.2 per cent, over 2024-25 to ensure Saskatchewan patients have access to the most current and effective oncology drugs, therapies and treatment options.

Mental health and addictions programs and services will receive $624 million, a targeted increase of $20 million.

Health capital will increase by $140 million, for a total of $657 million – the highest ever capital budget to deliver major health infrastructure projects.

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Education

Kindergarten to Grade 12

The 2025-26 Budget is delivering increased opportunities and supports for kindergarten to Grade 12 students, parents and teachers across Saskatchewan. It is also funding the new teacher bargaining agreement, while addressing growing enrolment and classroom complexity.

Building on the success of last year’s pilot project in eight Saskatchewan schools, this year’s budget provides funding for 50 additional specialized support classrooms throughout the province. The specialized classrooms help reduce interruptions by providing additional supports to students who need them. The specialized support classrooms have capacity for 15 students and are staffed by a minimum of one teacher and two educational assistants. Other support staff may also be used, including psychologists and counsellors.

Student literacy is another area of emphasis in the 2025-26 Budget. Learning to read is one of the most valuable skills developed during childhood. In turn, strong early literacy skills set the foundation for lifelong academic success. For that reason, this year’s budget provides additional funding to build upon the work taking place in the Ministry of Education and provincial school divisions to improve kindergarten to Grade 3 reading levels in Saskatchewan.

To ensure students have properly maintained schools to attend, the budget provides increased preventative maintenance and renewal funding to allow school divisions to maintain existing facilities. The 2025-26 Budget also delivers on the challenges of student enrolment growth by investing in new schools. This includes ongoing funding for the 20 new or consolidated schools and three major renovations underway across Saskatchewan, as well as funding to

Kindergarten to Grade 12 Education funding highlights

Over the last two years (2024-25 and 2025-26), the Government of Saskatchewan has invested more than $5 billion in kindergarten to Grade 12 education.

For the upcoming fiscal year (2025-26), the Ministry of Education will receive $3.5 billion, an increase of $183 million, or 5.5 per cent, over the previous year.

$130 million to fund the new teacher bargaining agreement and address the pressures of growing student enrolment and the challenges facing today’s classrooms.

$2 million for kindergarten to Grade 3 literacy.

$54 million to address non-teacher salary increases, transportation and inflation, and to implement 50 of the 200 specialized support classrooms being added over the next four years.

Increase of $15 million, or 30 per cent, for preventative maintenance and renewal funding (total: $65 million).

$191 million school capital budget.

begin planning for one new replacement school and preplanning for four new schools, including:

•	South Corman Park School replacement;

•	Preplanning for a new public school in Kensington in west Saskatoon;

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•	Preplanning for a new Catholic school in Kensington in west Saskatoon; and

•	Preplanning for a new joint-use school (public and Catholic elementary school) in Aspen Ridge in northeast Saskatoon.

For further information on how the 2025-26 Budget is delivering kindergarten to Grade 12 education capital, see the Saskatchewan Capital Plan on page 59.

Post-secondary

Moving beyond primary education, the 2025-26 Budget is also supporting students as they advance into post-secondary education and start to determine their career paths. The budget delivers opportunities that will allow students to pursue post-secondary education close to home, while focusing on programs that meet the needs of Saskatchewan’s labour force and provincial economy.

Health care training is a key priority in this year’s budget as part of the province’s Health Human Resources Action Plan.

New and expanded programs will help build a stronger health care workforce to meet the needs of Saskatchewan residents, including training seats in areas of critical need. This includes supporting:

•	60 new training seats this year for nurse practitioners, registered psychiatric nurses and medical radiologic technologists.

•	Four new training programs that will be ready to accept students in fall 2025 (physician assistant) and fall 2026 (speech-language pathology, occupational therapy, respiratory therapy).

The 2025-26 Budget also delivers work on strategies to address another in-demand profession in

Saskatchewan – veterinary services in rural and urban communities across the province. The Western College of Veterinary Medicine in Saskatoon is receiving operating and capital funding, the latter of which will be used towards an expansion that will allow for increased enrolments in the future.

Post-secondary institutions will receive preventative maintenance and renewal funding to ensure safe and functional facilities for students, faculty and staff across the province. The 2025-26 Budget also delivers capital funding to respond to growth pressures and provide updated and modern learning environments. Some key capital investments include:

•	Expanding space at the University of Saskatchewan for new occupational therapy and speech-language pathology programs;

•	Adding seats in the medical laboratory technology, medical radiologic technology and respiratory therapy programs at Saskatchewan Polytechnic’s Regina campus;

•	Ongoing seat expansion of the medical radiologic technology program at Saskatchewan Polytechnic’s Saskatoon campus; and

•	Construction of the new Saskatchewan Polytechnic, Joseph A. Remai Saskatoon Campus.

For further information on how the 2025-26 Budget is delivering post-secondary education capital, see the Saskatchewan Capital Plan on page 59.

To help ensure predictable and stable funding for the province’s post-secondary institutions, the 2025-26 Budget extends the current multi-year funding agreement for an additional year. The extension will allow government and post-secondary institutions time to work through the potential impacts of the federal government’s reduction of foreign student visas, before engaging in another multi-year funding agreement. The post-secondary

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funding also includes an increase of $12 million to base funding to reflect an increase provided in 2024-25, and a one-time increase of $6 million, or 1 per cent, in operating funding.

Post-secondary education funding highlights

Over the last two years (2024-25 and 2025-26), the Government of Saskatchewan has invested $1.6 billion in post-secondary education.

For the upcoming fiscal year (2025-26), the Ministry of Advanced Education will receive $788 million.

$718 million in operating and capital funding for universities, technical schools, Indigenous institutions and regional colleges.

$35 million in operating and capital funding supporting more than 900 training seats, including 60 new seats for registered nurses, nurse practitioners, registered psychiatric nurses and medical radiologic technologists.

$17 million to continue development of new physician assistant, speech-language pathology, occupational therapy and respiratory therapy training programs.

$25 million for preventative maintenance and renewal of post-secondary institutions.

$47 million in direct student financial support – Student Aid Fund and scholarships and bursaries.

In addition to funding for operations and facilities, the budget provides direct financial support for Saskatchewan students. This includes enhancements for the Student Aid Fund, which annually provides loans and grants to more than 22,000 students, as well as funding for scholarships and bursaries such as Indigenous languages scholarships, Saskatchewan Scholarship of Honour and Saskatchewan Advantage Scholarship.

Community safety

The 2025-26 Budget delivers safer communities across the province by enhancing the presence of law enforcement in Saskatchewan.

Increases to the Municipal Police Grant Program will help frontline officers respond to more calls for service, while increased funding for the RCMP will support operations in the province and the RCMP First Nations Policing Program. This year’s budget also includes funding to continue public safety commitments that were announced last fall, including:

•	Hiring approximately 100 new municipal police officers;

•	Hiring 14 new Safer Communities and Neighbourhoods (SCAN) personnel to reduce crime by targeting nuisance properties; and

•	Funding for the Saskatchewan Police College to train more officers in the province.

In addition to these law enforcement resources, the budget is funding 50 new positions for the Saskatchewan Marshals Service, which is expected to become operational in the coming months, a full year ahead of schedule. The Marshals Service will enhance policing in the province by supporting the RCMP, First Nations and municipal police services in addressing gangs, illegal drugs and weapons, and rural crime.

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This enhanced law enforcement presence extends to our border with the United States. The government introduced the Saskatchewan Border Security Plan in January 2025 to mobilize Provincial Protective Services officers to work in partnership with provincial policing services and federal agencies to boost law enforcement’s presence near the border.

To complement the increased presence of law enforcement personnel, the 2025-26 Budget includes funding to improve safety for correctional staff, offenders and the public, as well as address capacity concerns at correctional facilities. This includes support for the opening of the new expansion at the Saskatoon Correctional Centre and expanding capacity for women in the correctional system. Increased funding is also being provided to the Elizabeth Fry Society of Saskatchewan to support its efforts to successfully reintegrate female offenders back into their communities.

The 2025-26 Budget will continue to deliver protection and support for communities during emergencies such as wildfires and floods. The Saskatchewan Public Safety Agency will receive funding as part of its four-year plan to purchase four re-purposed land- based airtankers. Two of the aircraft are dedicated air tankers, while the other two can be fitted as airtankers or reconfigured to provide services such as air evacuations, patient transport or cargo hauling.

Saskatchewan communities will also have greater access to justice services through the budget to enhance public safety.

Additional investments will be made in interpersonal violence programs and services, including second- stage housing. The 2025-26 Budget also delivers funding to create a more accessible court system for municipal bylaw offences and ensuring cases are complete and ready to move to trial more quickly.

Community safety funding highlights

Over the last two years (2024-25 and 2025-26), the Government of Saskatchewan has invested $2.0 billion into community safety.

For the upcoming fiscal year, the 2025-26 Budget will invest the following in community safety:

•	Ministry of Corrections, Policing and Public Safety – $784 million, an increase of $109 million, or 16.2 per cent, including $119 million for the Saskatchewan Public Safety Agency, an increase of $41 million, or 51.7 per cent; and

•	Ministry of Justice and Attorney General – $271 million, an increase of $24 million, or 9.8 per cent.
Increased funding of $8 million for RCMP operations (total: $261 million), including a $2 million increase for the RCMP First Nations Policing Program (total: $24 million).

Additional law enforcement officers:

•	$6 million (of $12 million commitment) towards hiring approximately 100 new municipal police officers;

•	$3 million to hire 14 new SCAN personnel; and

•	Additional $4 million towards the hiring of 50 new positions for the Saskatchewan Marshals Service.

$12 million to support the opening of the expansion of the Saskatoon Correctional Centre.

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This includes the development of municipal bylaw hubs in Fort Qu’Appelle and Rosthern, which will streamline and improve municipal bylaw enforcement and reduce strain on Saskatchewan courts. The budget also supports initiatives that reduce the amount of time police need to spend in court, which will allow them to spend more time on delivering core policing duties in their communities.

For further information on how the 2025-26 Budget is delivering community safety capital, see the Saskatchewan Capital Plan on page 59.

Delivering more for you

The 2025-26 Budget delivers on the priorities of affordability, health care, education, community safety and fiscal responsibility.

However, it also delivers more than that. Some of the other important investments in this year’s budget include:

•	A record $362 million in municipal revenue sharing, an increase of $22 million, or 6.3 per cent, from 2024-25.

•	New funding to start multi-year repair and renovation projects for 285 Saskatchewan

Housing Corporation-owned units in Saskatoon, Regina and Prince Albert.

•	Funding for expanded homelessness services developed through the Provincial Approach to Homelessness. This includes investments in the Rental Development Program to partner with third-party organizations to develop new supportive housing units for people who need additional support to live independently.

•	Over the past two years, funding from the Ministry of Social Services has created 120 new emergency shelter spaces, 155 new supportive housing spaces, new street outreach services and an expanded income assistance mobile workforce serving clients on-site at more than 30 community-based organization locations.

•	A grant to the Food Banks of Saskatchewan to fulfill the Government of Saskatchewan’s two- year commitment to help families and food banks with high food costs.

•	A $20 million increase across government in funding for community-based organizations.

•	The creation of a new Saskatchewan Young Entrepreneur Bursary, which is an annual grant of $285,000 for a maximum of 57 bursaries distributed to support youth entrepreneurship in the province.

18	2025-26 Budget | Delivering for You

•	The creation of a new Small and Medium Enterprise Investment Tax Credit, a 45 per cent non-refundable tax credit for individuals or corporations that invest in the equity of an eligible Saskatchewan small and medium enterprise.

•	Introduction of the Low Productivity and Reactivation Oil Well Program to encourage industry to make new capital investments in low-producing and inactive horizontal oil wells.

•	Investment in capital projects that will improve our provincial transportation system, including:

•	Passing lanes for Highway 10 between Fort Qu’Appelle and Melville, and Highway 17 north of Lloydminster;

•	Highway 39 twinning at Weyburn;

•	Ongoing corridor improvements on Highway 5 east of Saskatoon; and

•	Improvements of more than 1,000 kilometres of provincial highways.

Fiscal responsibility

The 2025-26 Budget is a balanced budget. It delivers strong financial management for the people of Saskatchewan, prioritizing affordability and delivering necessary programs and services. Overall, a surplus of $12 million is forecast for this year’s budget.

This year’s surplus is driven by forecast revenues of $21.1 billion in the 2025-26 Budget, an increase of $1.2 billion, or 6 per cent, compared to last year. Total expense is projected to be $21.0 billion, which is an increase of $909 million, or 4.5 per cent, from the 2024-25 Budget.

Non-Renewable Resources Revenue accounts for 12.8 per cent of total expense in the 2025-26 Budget, which is below the targeted ceiling of 15 per cent – the amount deemed prudent and sustainable for fiscal planning purposes.

For further information on how the 2025-26 Budget is delivering for our bottom line, see the Fiscal Outlook on page 21.

Another sign of Saskatchewan’s strong financial position is its net debt position, which remains the second lowest net debt-to-GDP ratio among Canadian provinces.

The 2025-26 Budget continues the Government of Saskatchewan’s prudent financial management, which is reflected in the province’s credit ratings. Saskatchewan currently maintains the second- highest credit rating among the provinces when the ratings from the three major agencies – Moody’s Investors Service, Morningstar DBRS and S&P Global – are considered. These ratings influence the cost the government pays to borrow money and are an important indication of a government’s fiscal health.

For further information on how the 2025-26 Budget is delivering fiscal responsibility, see Borrowing and Debt on page 64.

Economic outlook

Saskatchewan’s strong financial position in the 2025-26 Budget is buoyed by the provincial economy’s solid performance in 2024, including:

•	A new all-time high population of 1,246,691 as of October 1, 2024, growing by 26,989 people, or 2.2 per cent, from October 1, 2023;

•	Record high levels for labour force and employment, including full-time, female and off-reserve Indigenous Peoples;

Delivering for You | 2025-26 Budget	19

•	The third-highest value of goods exported in provincial history at more than $45 billion;

•	The third-highest growth among Canadian provinces with real GDP growth estimated at 1.6 per cent, according to the average of private-sector forecasters;

•	Second-lowest inflation rate among provinces at 1.4 per cent;

•	Second-highest employment rate among provinces at 63.7 per cent; and

•	Second-lowest unemployment rate among provinces at 5.4 per cent.

Building upon this momentum, the Saskatchewan economy is expected to continue to grow in 2025. The province’s real GDP is projected to grow by 1.8 per cent in 2025 according to the average private- sector forecast. Investment in business and residential construction is expected to combine with continued strength in population and employment growth to support improved economic performance.

For further information on how the 2025-26 Budget is delivering for our economy, see The Saskatchewan Economy on page 35.

For more information on how the 2025-26 Budget is delivering for you, and to view Government of Saskatchewan ministry budget news releases and all budget materials, please visit saskatchewan.ca/budget.

20	2025-26 Budget | Delivering for You

Fiscal Outlook

Overview

The Saskatchewan Provincial Budget consolidates the fiscal activities of all organizations controlled by the Government of Saskatchewan, including Government Service Organizations (GSOs), Government Business Enterprises (GBEs) and government partnerships, following standards set by the Public Sector Accounting Board.

GSOs, such as ministries, the Saskatchewan Health Authority and boards of education, provide public services and are sustained by government grants and external revenue generation. Their budgets are consolidated and adjusted for accounting policy differences, inter-organizational transactions and varying fiscal year ends. GSO revenue is categorized into Taxation, Non-Renewable Resources, Other Own-Source and Transfers from the Federal Government, while GSO expenses are classified into 11 themes.

GBEs, in contrast, are self-sufficient entities such as provincial Crown corporations, which generate revenue through the sale of goods and services to external parties as their principal activity. Their budgets are included as Net Income from Government Business Enterprises, reflecting the government’s share of net earnings or losses.

The 2025-26 Budget projects a surplus of $12 million.

Revenue

The revenue outlook for the 2025-26 Budget includes all tax and other revenue measures presented in the budget, as well as changes to provincial fees and charges announced in advance of the budget.

Total revenue is forecast to be $21.1 billion in 2025-26, an increase of $1.2 billion (6.0 per cent) from the 2024-25 Budget. All revenue categories show an increase compared to the previous budget.

Revenue is budgeted to be up $648 million (3.2 per cent) from the 2024-25 third-quarter forecast. This is primarily driven by an anticipated increase in potash revenue and provincial sales tax (PST) revenue due to ongoing economic growth, increased population and strong construction activity.

Taxation

Taxation Revenue is budgeted at $10.5 billion in 2025-26 and accounts for 49.6 per cent of total revenue. This is an increase of $726 million (7.5 per cent) from the 2024-25 Budget and an increase of $367 million (3.6 per cent) from the 2024-25 third-quarter forecast.

Corporate income tax revenue is projected to be $1.7 billion, an increase of $450 million (37.2 per cent) from the 2024-25 Budget and $22 million (1.3 per cent) from the third-quarter forecast. This reflects significant growth in the forecast of national corporate taxable income and a lower proportion of taxable income eligible for the small business rate.

Financial overview

(millions of dollars)	2023-24 Actual	2024-25 Budget	2024-25 Forecast	2025-26 Budget
Revenue	20,993.0	19,861.9	20,408.4	21,056.1
Expense	20,810.8	20,135.1	21,069.0	21,043.9

Operating surplus (deficit)	182.2	(273.2)	(660.6)	12.2

Totals may not add due to rounding.

Delivering for You | 2025-26 Budget	21

2025-26 Revenue

	2023-24 Actual	2024-25 Budget	2024-25 Forecast	2025-26 Budget	Change from Budget
(millions of dollars)					Dollars	Per cent
Taxation	10,651.5	9,723.3	10,082.8	10,449.5	726.2	7.5
Non-Renewable Resources	2,449.2	2,686.3	2,502.6	2,699.4	13.1	0.5
GBE Net Income	901.4	657.0	874.9	705.2	48.2	7.3
Other Own-Source	3,357.2	3,015.6	3,229.0	3,265.0	249.4	8.3
Federal Transfers	3,633.8	3,779.7	3,719.1	3,937.0	157.3	4.2

Total revenue	20,993.0	19,861.9	20,408.4	21,056.1	1,194.2	6.0

Totals may not add due to rounding.

Personal income tax (PIT) revenue is forecast to rise by $87 million (2.6 per cent) from the 2024-25 Budget and $3.4 million (0.1 per cent) from the third-quarter forecast, supported by employment growth and higher compensation levels. Inflation-adjusted tax bracket indexation will save residents an estimated $41 million in 2025. Additionally, the PIT tax credit enhancements implemented with the passage of The Saskatchewan Affordability Act will save residents approximately $80 million in 2025.

PST revenue is budgeted at $3.3 billion, an increase of $135 million (4.2 per cent) from the 2024-25 Budget and $260 million (8.5 per cent) from the third-quarter forecast, reflecting growth in population, retail sales, construction and business investment. Since 2021-22, annual PST revenue growth has averaged 10.3 per cent.

Other tax revenue is projected to increase by $46 million (6.5 per cent) from the 2024-25 Budget and $60 million (8.8 per cent) from the third-quarter forecast, driven by growth in insurance premiums taxes and corporate capital tax.

Property tax revenue remains largely flat budget-over- budget. In the 2025-26 Budget, mill rates are lowered across all property classes to absorb the impacts of the recently increased property assessment valuations, which occur every four years in Saskatchewan. The modest increase in property tax revenue in 2025-26 reflects base growth from new construction.

2025-26 Taxation Revenue details

	2023-24 Actual	2024-25 Budget	2024-25 Forecast	2025-26 Budget	Change from Budget
(millions of dollars)					Dollars	Per cent
Corporation income	2,507.2	1,209.0	1,636.8	1,658.5	449.5	37.2
Fuel	475.3	521.3	506.3	519.7	(1.6)	(0.3)
Personal income	3,303.8	3,295.3	3,378.7	3,382.1	86.8	2.6
Property	795.5	805.0	808.1	816.1	11.1	1.4
Provincial sales	2,894.3	3,196.4	3,071.4	3,331.3	134.9	4.2
Other taxation[1]	675.4	696.3	681.5	741.8	45.5	6.5

Total Taxation	10,651.5	9,723.3	10,082.8	10,449.5	726.2	7.5

Totals may not add due to rounding.

[1]	Tobacco revenue has moved to other taxation.

22	2025-26 Budget | Delivering for You

Chart 1: Composition of 2025-26 revenue

Non-Renewable Resources

Non-Renewable Resources Revenue is projected at $2.7 billion in 2025-26, comprising 12.8 per cent of total revenue. This represents a $13 million (0.5 per cent) increase from the 2024-25 Budget and a $197 million (7.9 per cent) increase from the third-quarter forecast.

Oil and natural gas revenue is budgeted at $1.1 billion, up $6 million (0.5 per cent) from the 2024-25 Budget and a $15 million (1.3 per cent) decrease from the third- quarter forecast. Oil revenue is basically flat budget- over-budget, as a lower West Texas Intermediate (WTI) oil price in the coming year will be offset by a lower exchange rate forecast.

Potash revenue is budgeted at $720 million, down $76 million (9.6 per cent) from the 2024-25 Budget but up $119 million (19.8 per cent) from the third-quarter forecast. The budget-over-budget decline is largely due to a lower forecasted average realized price of US$239 per tonne of potassium chloride (KCl), compared to US$268 per tonne KCl in the 2024-25 Budget.

Uranium revenue is budgeted at $290 million, up $116 million (66.8 per cent) from the 2024-25 Budget and $96 million (49.1 per cent) from the third-quarter forecast. This increase reflects improved profitability in the sector, increased sales volumes and a lower exchange rate forecast.

Resource surcharge revenue is projected to decrease by $24 million from the 2024-25 Budget, mainly due to the lower potash price forecast in 2025-26. Other Non- Renewable Resources (including mineral disposition public offerings) are forecast to decrease by $8 million, driven by anticipated lower mineral rights activity.

Resource forecast assumptions and sensitivities

The 2025-26 Budget is based on the average of private-sector forecasts of global economic growth, commodity prices and the Canadian dollar – all key factors influencing Non-Renewable Resources Revenue that are beyond government control. Additional risks include impacts from trade disputes, geopolitical conflicts, inflation, interest rates, supply chain disruptions and transportation challenges. To manage these uncertainties, the forecast incorporates private-sector estimates, cautious assumptions and remains subject to ongoing risk assessment.

Potential impacts from U.S. tariffs and related Canadian trade retaliations are not incorporated into the forecast. See the tariff analysis section on page 44 in The Saskatchewan Economy for an assessment of downside risk to the revenue forecast.

Delivering for You | 2025-26 Budget	23

2025-26 Non-Renewable Resources Revenue details

	2023-24 Actual	2024-25 Budget	2024-25 Forecast	2025-26 Budget	Change from Budget
(millions of dollars)					Dollars	Per cent
Oil and natural gas	981.1	1,061.9	1,082.2	1,067.7	5.8	0.5
Potash	754.9	796.4	601.1	720.0	(76.4)	(9.6)
Resource surcharge	516.9	551.1	530.6	526.9	(24.2)	(4.4)
Uranium[1]	90.0	174.0	194.6	290.2	116.2	66.8
Other NRR[2]	106.2	102.9	94.1	94.6	(8.3)	(8.1)

Total Non-Renewable Resources	2,449.2	2,686.3	2,502.6	2,699.4	13.1	0.5

Totals may not add due to rounding.

[1]	Previously reported in other NRR.
[2]	Mineral Disposition public offering has moved to other NRR.

For 2025-26, the WTI oil price is forecast to average US$71.00 per barrel, down from US$77.00 in the 2024-25 Budget. A large share of Saskatchewan’s oil production typically trades at a discount to WTI due to its heavier quality, but the light-heavy oil price differential is expected to remain stable at 15 per cent, compared to 14.5 per cent in the 2024-25 Budget. This reflects reduced supply in the North American market from other heavy crude sources and improved pipeline capacity in Western Canada since the Trans Mountain Expansion project came online in spring 2024.

Key sensitivities for 2025-26 include:

•	A US$1 per barrel change in WTI oil price affects oil revenue by $17.9 million.

•	A US$10 per KCl tonne change in potash price affects potash revenue by $56.4 million.

•	A 1 US cent change in exchange rate affects total non-renewable resource revenue by $46.6 million (inverse relationship).

These variables underscore the significant influence of external conditions on Saskatchewan’s Non- Renewable Resources Revenue.

Non-renewable resource forecast assumptions

	2023-24 Actual	2024-25 Budget	2024-25 Forecast	2025-26 Budget	Change from Budget
(millions of dollars)					Dollars	Per cent
WTI oil price (US$/barrel)	77.79	77.00	74.29	71.00	(6.00)	(7.8)
Light-heavy differential (% of WTI)	16.9	14.5	14.2	15.0	0.5	3.4
Well-head oil price (C$/barrel)[1]	80.16	81.64	81.12	80.09	(1.55)	(1.9)
Oil production (million barrels)	166.0	166.7	164.0	166.9	0.2	0.1

Potash price (netback, US$/KCl tonne)	289	268	223	239	(29)	(10.8)
Potash sales (million KCl tonnes)	23.6	24.9	24.8	24.9	—	—

Uranium price (realized, US$/U3O8 pound)	48.73	51.59	54.85	57.11	5.52	10.7
Uranium sales (kt U3O8)[2]	12.7	16.3	16.1	17.4	1.1	6.7

Canadian dollar (US cents)	74.15	74.36	73.08	70.39	(3.97)	(5.30)

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Uranium sales are estimated in kilotonnes (kt), the conversion rate is 1 kt : 2,204,600 pounds.

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Chart 2: Reliance on Non-Renewable Resources Revenue

Source: Ministry of Finance f–

forecast, b–budget

Non-Renewable Resources Revenue accounts for 12.8 per cent of total expense in the 2025-26 Budget, which is under the targeted ceiling of 15 per cent – the amount deemed prudent and sustainable for fiscal planning purposes.

Net Income from Government Business Enterprises

GBE net income is budgeted at $705 million in 2025-26, representing 3.3 per cent of total revenue. This marks a $48 million (7.3 per cent) increase from the 2024-25 Budget and a $170 million (19.4 per cent) decrease from the 2024-25 third-quarter forecast.

2025-26 Net Income from Government Business Enterprises (GBEs)

	2023-24 Actual	2024-25 Budget	2024-25 Forecast	2025-26 Budget	Change from Budget
(millions of dollars)					Dollars	Per cent
Liquor and Gaming Authority	306.6	259.6	262.7	246.6	(13.0)	(5.0)
Lotteries and Gaming Saskatchewan	191.1	177.0	204.0	201.2	24.2	13.7
Municipal Financing Corporation	0.4	0.6	0.7	1.2	0.6	100.0
Saskatchewan Auto Fund	(70.3)	(207.3)	(106.3)	(230.8)	(23.5)	11.4
Saskatchewan Government Insurance	78.1	127.4	79.2	90.0	(37.4)	(29.4)
Saskatchewan Power Corporation	184.6	191.5	125.8	126.3	(65.2)	(34.0)
Saskatchewan Telecommunications Holding Corporation	97.2	96.0	90.0	116.6	20.6	21.4
Saskatchewan Water Corporation	8.7	7.3	7.4	6.0	(1.3)	(18.0)
SaskEnergy Incorporated	21.1	48.4	60.4	42.5	(5.9)	(12.2)
Workers’ Compensation Board	31.3	(16.0)	163.2	(10.9)	5.1	(31.8)
Consolidation Adjustments	52.5	(27.7)	(12.2)	116.5	144.2	(520.0)

Total GBE Net Income	901.4	657.0	874.9	705.2	48.2	7.3

Totals may not add due to rounding.

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Key decreases include the Saskatchewan Power Corporation ($65 million, driven by increased costs and lower export revenue), Saskatchewan Government Insurance ($37 million, due to higher claims costs), Saskatchewan Auto Fund ($24 million, due to higher claims costs and lower investment returns) and Saskatchewan Liquor and Gaming Authority ($13 million, due to the wind down of selling retail store permits).

Key increases include Lotteries and Gaming Saskatchewan ($24 million, driven by strong casino, VLT and online gaming revenue amid higher customer spending), Saskatchewan Telecommunications Holdings Corporation ($21 million, due to growth in wireless, fixed broadband and data, and business products and services) and Workers’ Compensation Board ($5 million, from higher premium revenue as a result of higher employer payrolls).

Other Own-Source

Other Own-Source Revenue is budgeted at $3.3 billion in 2025-26, accounting for 15.5 per cent of total revenue. This marks a $249 million (8.3 per cent) increase from the 2024-25 Budget and a $36 million (1.1 per cent) increase from the third-quarter forecast.

Insurance revenue, forecast at $554 million, reflects an increase of $66 million (13.6 per cent) over the 2024-25 Budget. This is largely due to an increase in producer premiums at Saskatchewan Crop Insurance Corporation.

Revenue from the Output-Based Performance Standards (OBPS) Program is projected to increase by $80 million, mainly reflecting a higher compliance price per tonne of excess carbon dioxide emissions as of January 1, 2025.

Fee revenue is expected to increase by $51 million, mainly reflecting increases at Saskatchewan Polytechnic due to higher enrolment, higher client demand for Saskatchewan Research Council lab and technical services and the impact of improved market pricing on forestry sector timber dues.

Transfers from the Federal Government

Transfers from the Federal Government are budgeted at $3.9 billion in 2025-26, representing 18.7 per cent of total revenue. This marks a $157 million (4.2 per cent) increase from the 2024-25 Budget and a $218 million (5.9 per cent) rise from the third-quarter forecast.

Increases include $70 million for the Canada Health Transfer and $13 million for the Canada Social Transfer, reflecting prescribed funding formulas.

Revenue from Other Transfers from the Federal Government is set to rise by $75 million, driven by a $55 million increase for the federal share of crop insurance, and a $44 million increase for activities under the Early Years Learning and Child Care Agreement.

2025-26 Other Own-Source Revenue details

	2023-24	2024-25	2024-25	2025-26	Change from Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per cent
Fees	1,469.4	1,270.3	1,313.9	1,321.7	51.4	4.0
Insurance	498.1	487.2	555.0	553.6	66.4	13.6
Investment income	268.4	307.4	311.9	284.9	(22.5)	(7.3)
Output-Based Performance Standards	458.9	351.3	353.3	431.5	80.2	22.8
Transfers from other governments	84.7	70.6	76.2	69.2	(1.4)	(2.0)
Miscellaneous	577.7	528.8	618.7	604.1	75.3	14.2

Total Other Own-Source	3,357.2	3,015.6	3,229.0	3,265.0	249.4	8.3

Totals may not add due to rounding.

26	2025-26 Budget | Delivering for You

2025-26 Transfers from the Federal Government

	2023-24	2024-25	2024-25	2025-26	Change from Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per cent
Canada Health Transfer	1,469.6	1,564.7	1,564.7	1,634.4	69.7	4.5
Canada Social Transfer	488.1	508.0	508.0	520.5	12.5	2.5
Other transfers	1,676.0	1,707.0	1,646.4	1,782.1	75.1	4.4

Total Federal Transfers	3,633.8	3,779.7	3,719.1	3,937.0	157.3	4.2

Totals may not add due to rounding.

These increases are partially offset by a $49 million reduction due to the wind down of the Investing in Canada Infrastructure Program.

The 2025-26 Budget includes $172 million in other federal transfers revenue expected for the federal- provincial cost-sharing agreement for remediating the Gunnar Mine site.

Expense

Expense in the 2025-26 Budget is classified into 11 themes, consistent with the presentation in the Saskatchewan Public Accounts. The expenses of all GSOs (and proportionate share of partnerships) within the control of the Government of Saskatchewan are included.

Total expense is budgeted at $21.0 billion in 2025-26, an increase of $909 million (4.5 per cent) from the 2024-25 Budget.

2025-26 Expense

	2023-24	2024-25	2024-25	2025-26	Change from Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per cent
Agriculture	2,503.9	1,531.5	1,771.3	1,597.6	66.1	4.3
Community Development	875.1	904.8	851.9	858.4	(46.4)	(5.1)
Economic Development	370.3	329.7	337.7	351.9	22.2	6.7
Education	4,243.3	4,414.5	4,454.8	4,428.1	13.6	0.3
Environment and Natural Resources	330.4	373.6	390.0	448.6	75.0	20.1
Financing Charges	839.6	911.5	947.6	1,058.5	147.0	16.1
General Government	563.1	581.4	599.5	642.2	60.8	10.4
Health	7,676.8	7,639.8	8,022.0	8,004.9	365.1	4.8
Protection of Persons and Property	1,073.7	1,004.9	1,168.1	1,094.8	89.9	8.9
Social Services and Assistance	1,685.1	1,764.9	1,820.1	1,842.2	77.3	4.4
Transportation	649.6	678.3	706.0	716.7	38.4	5.7

Total expense	20,810.8	20,135.1	21,069.0	21,043.9	908.8	4.5

Totals may not add due to rounding.

Delivering for You | 2025-26 Budget	27

Chart 3: Composition of 2025-26 expense

Health, Education and Social Services and Assistance account for approximately 68 per cent of the 2025-26 Budget, in line with the historical average.

Health is budgeted at $8.0 billion, or 38.0 per cent, of total expense.

The most significant components of the Health theme are the Ministry of Health, Saskatchewan Health Authority, Saskatchewan Cancer Agency, eHealth, 3sHealth, health-sector affiliates, Saskatchewan Healthcare Recruitment Agency and Health Quality Council.

Health theme expense increases $365 million (4.8 per cent) from the 2024-25 Budget, mostly reflecting:

•	$102 million increase to support physicians, including additional positions, higher utilization and settled compensation with the Saskatchewan Medical Association, and funding to the College of Medicine to expand physician training;

•	$88 million increase for acute services, including Saskatoon City Hospital realignment, surgical and medical imaging wait times and investments to support emergency medical services, pediatric programs and other priorities;
•	$39 million increase for primary care and additional prevention activities, including implementing the expanded Glucose Monitoring and refundable Fertility Treatment Tax Credit;

•	$30 million increase to the Saskatchewan Cancer Agency for oncology drugs, therapies and treatments, as well as expansion of screening programs for lung cancer and HPV; and

•	$20 million increase for targeted mental health and addictions investments, including the commitment to add 500 additional treatment spaces.

Education is budgeted at $4.4 billion, or 21.0 per cent, of total expense.

The most significant components of the Education theme are the Ministry of Education, Ministry of Advanced Education, Ministry of Immigration and Career Training, boards of education, Saskatchewan Polytechnic, regional colleges, Saskatchewan Student Aid Fund, Saskatchewan Apprenticeship and Trade Certification Commission and the Saskatchewan Distance Learning Corporation.

Education theme expense increases $14 million (0.3 per cent) from the 2024-25 Budget.

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The boards of education will be receiving an operating grant increase of $186 million (8.4 per cent) for the teachers bargaining agreement, expected enrolment growth, additional classroom supports and funding for inflationary pressures.

These increases are offset by a $201 million decrease for a pension accrual adjustment to the Saskatchewan Teachers’ Superannuation plan, largely due to changes in actuarial gains and losses.

The 2025-26 Budget also includes:

•	$28 million increase in Saskatchewan Polytechnic, primarily for increased staffing and programming expansions;

•	$11 million increase in Saskatchewan Student Aid Fund, mainly due to an increase in approved applications;

•	$7 million increase for regional colleges; and

•	$6 million increase for the Saskatchewan Distance Learning Corporation.

Social Services and Assistance is budgeted at $1.8 billion, or 8.8 per cent, of total expense.

The most significant components of the Social Services and Assistance theme are the Ministry of Social Services, Ministry of Government Relations, Saskatchewan Housing Corporation and the Saskatchewan Legal Aid Commission.

Social Services and Assistance theme expense increases $77 million (4.4 per cent) from the 2024-25 Budget, mostly reflecting:

•	$21 million increase for salary adjustments related to collective bargaining agreement (CBA) settlement and related out-of-scope (OOS) employee compensation;
•	$14 million in combined increases to third-party community-based organizations;

•	$14 million increase primarily related to enhancements to the Saskatchewan Income Support (SIS) and Saskatchewan Assured Income for Disability (SAID) programs;

•	$11 million increase to support the service needs of current clients with intellectual disabilities, and the delivery of new residential day programs to new clients;

•	$10 million increase to raise the Personal Care Home Benefit monthly income threshold to $3,500; and

•	$7 million increase for Child and Family Services to expand prevention programming and increase support for foster care and extended family care providers.

Agriculture is budgeted at $1.6 billion, or 7.6 per cent, of total expense.

The most significant components of the Agriculture theme are the Saskatchewan Crop Insurance Corporation, Ministry of Agriculture, Saskatchewan Agricultural Stabilization Fund, Prairie Agricultural Machinery Institute and Prairie Diagnostic Services Inc.

Agriculture theme expense increases $66 million (4.3 per cent) from the 2024-25 Budget.

The increase is in the Saskatchewan Crop Insurance Corporation and recognizes a projected increase in crop insurance indemnities and higher AgriStability payments.

Delivering for You | 2025-26 Budget	29

Saskatchewan Crop Insurance Program

The Saskatchewan Crop Insurance Corporation (SCIC) plays a vital role in the province’s agricultural sector, providing risk management solutions that support producers in an evolving economic landscape. As a Treasury Board Crown Corporation, SCIC operates within a comprehensive regulatory framework, aligning with both federal and provincial legislation to deliver effective, producer-focused programs. These include Crop Insurance, Wildlife Damage Compensation, AgriStability and Livestock Price Insurance, all designed to help mitigate financial uncertainty and enhance long-term sustainability for Saskatchewan’s farmers and ranchers.

The following table outlines key components in this year’s budget for the crop insurance program, including premiums collected from producers, federal government and the provincial government, as well as projected indemnities paid out. As a GSO, SCIC’s revenue and expenses influence the Government of Saskatchewan’s bottom line; however, only the provincial government’s share of premiums represents a net provincial cost. With approximately 75 per cent of funding coming from producers and the federal government, SCIC’s total financial activity does not directly translate to Saskatchewan taxpayer impact. This breakdown highlights the shared investment in crop insurance and the program’s role in supporting producers.

SCIC budgets the crop insurance program using long- term averages to ensure stability over time. In years with below average claims, surpluses accumulate, strengthening reserves to help cover higher payouts in challenging years. With existing reserves of over $500 million in addition to current-year premiums, the program remains financially sustainable over the long term. Premiums are set to ensure the crop insurance program is actuarially sound, providing continued support for producers during periods of elevated losses due to severe weather or other disruptions.

Saskatchewan Crop Insurance Corporation (Crop Insurance Program)

(millions of dollars)	2024-25 Budget	2024-25 Forecast	2025-26 Budget
Crop Insurance Program
Producer premiums	432.8	500.4	494.0
Federal premiums	389.2	450.4	444.6
Provincial premiums	260.0	300.2	296.0
Other	3.9	7.5	5.8

Revenue	1,085.9	1,258.5	1,240.4

Indemnity payments	1,018.4	1,156.7	1,067.0
Private reinsurance	40.3	42.2	43.0

Expense	1,058.7	1,198.9	1,110.0

Annual program surplus	27.2	59.6	130.4
Ceding to government reinsurance reserves	64.9	75.1	74.1

Net crop insurance program surplus/(deficit)	(37.8)	(15.5)	56.3

Totals may not add due to rounding.

30	2025-26 Budget | Delivering for You

Protection of Persons and Property is budgeted at $1.1 billion, or 5.2 per cent, of total expense.

The most significant components of the Protection of Persons and Property theme are the Ministry of Corrections, Policing and Public Safety; Ministry of Justice and Attorney General; Ministry of Labour Relations and Workplace Safety; Saskatchewan Public Safety Agency; Firearms Secretariat; Victim’s Fund; and the Financial and Consumer Affairs Authority of Saskatchewan, as well as three independent officers of the Legislative Assembly: the Advocate for Children and Youth; Information and Privacy Commissioner; and Ombudsman and Public Interest Disclosure Commissioner.

Protection of Persons and Property expense theme increases by $90 million (8.9 per cent) from the previous year, mostly reflecting:

•	$40 million increase for salary adjustments related to CBA settlement and related OOS employee compensation;

•	$13 million increase for custody services, primarily to support operations and staffing of the new Saskatoon Remand Centre, which is set to open in the summer of 2025;

•	$11 million increase as part of the Safer Communities and Neighborhood initiative to hire approximately 100 new municipal police officers;

•	$8 million increase for the Royal Canadian Mounted Police, including increases for the Provincial Police Service Agreement and First Nations Police Service contracts; and

•	$4 million increase to support continued implementation of the Saskatchewan Marshals Service.

Financing Charges are budgeted at $1.1 billion, or 5.0 per cent, of total expense.

This represents an increase of $147 million (16.1 per cent) from the 2024-25 Budget, primarily driven by the need to finance ongoing capital projects and the impact of higher interest rates on the refinancing of maturing debt.

Community Development is budgeted at $858 million, or 4.1 per cent, of total expense.

The components of the Community Development theme are the Ministry of Government Relations; Ministry of Parks, Culture and Sport; Ministry of Education; Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation; Northern Municipal Trust Account; Provincial Capital Commission Authority; Saskatchewan Arts Board; Saskatchewan Western Development Museum; Community Initiatives Fund; Saskatchewan Centre of the Arts; and the Provincial Archives of Saskatchewan.

Community Development theme expense decreases $46 million (5.1 per cent) from the 2024-25 Budget.

The majority of the decrease, $102 million, is due to lower requirements for the Investing in Canada Infrastructure Program.

The 2025-26 Budget also includes:

•	$16 million increase for First Nations gaming agreements to flow casino profits to First Nations development corporations;

•	$15 million increase in the Northern Municipal Trust Account, due to higher costs for water, sewer and landfill projects;

•	$14 million increase in municipal revenue sharing agreements; and

Delivering for You | 2025-26 Budget	31

•	$6 million increase for the School Playground Equipment and Community Rink Affordability grants.

Transportation is budgeted at $717 million, or 3.4 per cent, of total expense.

The most significant components of this theme are the Ministry of Highways and portions of the Ministry of Government Relations, as well as the Transportation Partnerships Fund.

Transportation theme expense increases $38 million (5.7 per cent) from the 2024-25 Budget, driven by salary adjustments related to CBA settlement and related OOS employee compensation, higher winter maintenance costs, increased municipal revenue sharing agreements and amortization of newly completed highway projects.

General Government is budgeted at $642 million, or 3.1 per cent, of total expense.

This theme is primarily comprised of portions of the Ministry of Finance; Ministry of Government Relations; Ministry of Highways; Ministry of Justice and Attorney General; and Ministry of SaskBuilds and Procurement, as well as the Office of Executive Council and the Public Service Commission.

General Government theme expense increases by $61 million (10.4 per cent) from the 2024-25 Budget, mostly reflecting pension, benefit and salary adjustments related to CBA settlement and related OOS employee compensation.

Environment and Natural Resources is budgeted at $449 million, or 2.1 per cent, of total expense.

The theme is comprised of portions of the Ministry of Environment and Ministry of Parks, Culture and Sport, as well as the Water Security Agency, Commercial Revolving Fund, Saskatchewan Technology Fund and portions of the Saskatchewan Research Council.

Environment and Natural Resources theme expense increases $75 million (20.1 per cent) from the 2024-25 Budget, mostly reflecting:

•	$35 million increase for the Clean Electricity Transition Grant, due to increased OBPS compliance payments from the electricity sector; and

•	$25 million increase in Saskatchewan Technology Fund for grants to industry for emissions management projects.

Economic Development is budgeted at $352 million, or 1.7 per cent, of total expense.

The most significant components of the Economic Development theme are the Ministry of Energy and Resources; Ministry of Trade and Export Development; Ministry of SaskBuilds and Procurement; Ministry of Immigration and Career Training; Ministry of Environment; and Ministry of Finance, as well as portions of the Saskatchewan Research Council, SaskBuilds Corporation, Innovation Saskatchewan, Tourism Saskatchewan, Creative Saskatchewan, Global Transportation Hub Authority, Saskatchewan Health Research Foundation and the Saskatchewan Indigenous Investment Finance Corporation.

Economic Development theme expense increases $22 million (6.7 per cent) from the 2024-25 Budget, mostly reflecting:

•	$9 million increase for the Secondary Suite Incentive, commercial driving licence Saskatchewan Class 1 Truck Driver Training Rebate, and First-Time Homebuyers’ Tax Credit program; and

•	$7 million increase for salary adjustments related to CBA settlement and related OOS employee compensation.

32	2025-26 Budget | Delivering for You

Net debt

Net debt is another measure of a province’s fiscal position. This measure aggregates the province’s liabilities and subtracts the financial assets that it has at its disposal to repay these obligations.

Net debt-to-gross domestic product (GDP) compares the province’s net debt to its economic output as an indicator of the province’s ability to generate future revenues to pay for past services and transactions.

Saskatchewan’s net debt position is healthy and sustainable, ensuring the province’s fiscal position and economic prosperity is protected for future generations.

The table below shows the Province of Saskatchewan’s net debt at March 31, 2026, is forecast to be 14.6 per cent of GDP, ranking second-lowest among provinces. This keeps Saskatchewan on track to maintain its fiscal target of remaining a top three performing net debt-to- GDP jurisdiction in Canada.

Medium term fiscal outlook

Saskatchewan’s fiscal plan balances ambitious Growth Plan targets with responsible debt management, maintaining a low net debt-to-GDP ratio.

The province’s fiscal position remains strong, driven by economic growth, diversification, population increases and major industrial and resource investments. A growing economy provides flexibility for continued investment in education, health care and community development.

A modest surplus forecast for 2025-26 results in a fiscal plan that remains balanced over the medium term (2026-27 to 2028-29).

Revenues are targeted to grow by an average of 3.7 per cent annually, slightly below long-term trends in annual revenue growth. Expenses are targeted to grow at an average of 3.4 per cent annually during this same period. This expense target matches the average private-sector forecast for Saskatchewan’s combined population and inflation growth rates.

Chart 4: Net debt as a percentage of GDP1

Sources: Net Debt: Jurisdictions most recent data (as of March 5, 2025).

GDP: SK - Average private-sector forecast, Canada and other provinces - Conference Board of Canada fiscalized data (Released on November 26, 2024)

[1]Projections	for March 31, 2026 where available. For MB, ON, QC, NL, NB, PE, latest available projection is for March 31, 2025.

Delivering for You | 2025-26 Budget	33

Medium term financial outlook

	2023-24	2024-25	2025-26	2026-27	2027-28	2028-29
(millions of dollars)	Actual	Forecast	Budget	Target	Target	Target
Revenue	20,993.0	20,408.4	21,056.1	21,835.2	22,643.1	23,480.9
Expense	20,810.8	21,069.0	21,043.9	21,759.4	22,499.2	23,264.2

Operating surplus (deficit)	182.2	(660.6)	12.2	75.8	143.9	216.7

Totals may not add due to rounding.

Saskatchewan’s fiscal planning ensures the province can sustain high-quality services while investing in infrastructure to support a growing population and economy.

Medium term net debt

Saskatchewan’s net debt-to-GDP ratio is projected to remain among the lowest in Canada throughout the medium-term outlook. Under the current set of assumptions, Saskatchewan’s net debt-to-GDP ratio is forecast to remain relatively stable in the medium term, ranging from 14.8 per cent to a maximum of 15.0 per cent.

Chart 5: Outlook for net debt as a percentage of GDP

(as at March 31)

Source: Net Debt-Ministry of Finance (FI); GDP-Statistics Canada (Actuals) or average of private sector forecasts extended with FI calculations

f–forecast, b–budget

34	2025-26 Budget | Delivering for You

The Saskatchewan Economy

Saskatchewan’s economy will continue to grow in 2025. The momentum for ongoing growth in 2025 builds upon strong economic performance in 2024, propelled by robust population growth, an expanding labour force, solid commercial and residential construction, and the third-highest value of goods exports in provincial history.

Saskatchewan’s population reached a new all-time high of 1,246,691 as of October 1, 2024, growing by 26,989 people or 2.2 per cent from October 1, 2023. The labour market has also been particularly strong throughout 2024, hitting record high levels for labour force and employment, including full-time, female and off-reserve Indigenous Peoples.

In 2024, Saskatchewan’s economy benefitted from almost $20 billion in capital investment. This represents 16.9 per cent growth compared to 2023, second-highest growth among provinces.

As an export-oriented economy, Saskatchewan is particularly sensitive to the state of the global economy. In 2024, Saskatchewan recorded the third-highest (all time) value of goods exported at more than $45 billion. This was a strong and resilient performance as global commodity prices moved lower and some international trade partners experienced slower economic growth.

Economic highlights

Economic growth is accelerating

•	1.8 and 2.0 per cent real GDP growth is forecast for 2025 and 2026, respectively (third and second fastest among provinces).

Large capital investments are underway

•	10.8 per cent capital investment growth is expected in 2025 (fastest among provinces).

Population growth remains elevated

•	1.26 million residents by the end of 2025 (+1.5 per cent).

Resilient labour market

•	All-time high employment in 2024 (602,200) and growth expected going forward (+9,500 in 2025).

•	The lowest unemployment rate among provinces in January 2025 (5.4 per cent).

Housings starts are near decade highs

•	5,000 units to be added in 2025 (+15.8 per cent).

Private-sector forecast at a glance

(Per cent change unless otherwise noted)

	2023 Actual	2024 Estimate	2025 Forecast	2026 Forecast	2027 Forecast	2028 Forecast	2029 Forecast
Real GDP	2.3	1.6	1.8	2.0	2.2	2.2	2.3
Nominal GDP	(4.8)	4.2	2.6	3.8	4.5	4.4	4.1
Consumer Price Index (CPI)*	3.9	1.4	2.0	1.9	1.8	1.8	1.8
Employment growth (000s)*	9.2	15.2	9.5	6.7	8.8	9.3	7.7
Unemployment rate (% level)*	4.7	5.4	5.6	5.4	5.5	5.6	5.4

*	Actuals for 2024

Sources: Statistics Canada (2023-2024); Average private-sector forecast as of February 19, 2025 (2024-2026); Ministry of Finance calculations based on average private-sector forecast (2027-2029).

Delivering for You | 2025-26 Budget	35

Saskatchewan economic outlook

After strong economic growth in 2023, when gross domestic product (GDP) grew by 2.3 per cent, Saskatchewan’s economy slowed slightly in 2024 as commodity prices reset to lower, more sustainable levels. Saskatchewan still registered the third-highest growth among Canadian provinces in 2024, with real GDP growth estimated at 1.6 per cent, according to the average of private-sector forecasters.1

According to the average private-sector forecast, Saskatchewan’s real GDP is projected to grow by 1.8 per cent in 2025. Investment in business and residential construction will combine with continued strength in population and employment growth to support improved economic performance despite the uncertainty around the global economy and potential tariffs.

Over the medium term, real GDP growth is forecast to average 2.2 per cent annually from 2026 to 2029. Strong investment activity, especially in value-added agriculture and the natural resource sectors, will be a key driver of growth over this period.

This outlook is based on the average private-sector forecast as of February 19, 2025. As such, it does not incorporate the impacts of potential trade actions taken since then. For more information on potential tariff impacts, see the tariff analysis section on page 44.

Saskatchewan’s economy was resilient in 2024

In 2024, Saskatchewan had the second-lowest inflation rate among provinces at 1.4 per cent; the second-highest employment rate among provinces at 63.7 per cent; and the second-lowest unemployment rate among provinces at 5.4 per cent. In 2024, the province had the third-highest growth rate in retail sales (+2.7 per cent), building permits (+19 per cent) and investment in non-residential building construction (+20.4 per cent).

Several other economic indicators in Saskatchewan showed growth in 2024, compared to 2023, including sales in food services and drinking places (+3.5 per cent), new motor vehicle sales (+13.9 per cent), investment in residential building construction (+11.5 per cent) and average weekly earnings (+4.2 per cent). Only three indicators – manufacturing sales, goods exports and housing starts – had a decline (-6.9 per cent, -8.4 per cent and -6.5 per cent, respectively) in 2024. Even with this decline, the 2024 levels for manufacturing sales, goods exports and housing starts are far above the prior five- year average level (2019 to 2023) by +11.3 per cent, +14.1 per cent and +16.6 per cent, respectively.

Capital investment to remain strong over the medium term

Capital investment remains a critical driver of growth in Saskatchewan with a wide range of large private- sector projects announced and progressing toward construction. It is anticipated to grow by 10.8 per cent in 2025, as lower inflation and interest rates continue to boost confidence.

Capital investment is expected to remain strong from 2026 to 2029, as well. In recent years, more than 70 large-scale investment projects across the province have been committed to by private companies with a total potential investment of $41.2 billion (Chart 1). These include projects in the following areas: 36 in the value-added agriculture sector; one in the manufacturing and processing sector; 13 in the mining sector; and 22 across the oil and gas and forestry sectors. Among these projects, 26 are already in the construction phase, which will result in an estimated investment of more than $23 billion over the next five years.

[1]

The average private-sector forecast is used as the economic outlook for 2024 to 2026, and extended from 2027 to 2029 using the Ministry of Finance calculations based on the average private-sector forecast. It will be referred to as the “economic outlook” in the document.

36	2025-26 Budget | Delivering for You

Chart 1: Saskatchewan private-sector capital projects

Sources: Ministry of Agriculture, Ministry of Energy and

Resource and Ministry of Trade and Export Development

Economic and resource forecast assumptions

	2023 Actual	2024 Actual	2025 Forecast	2026 Forecast	2027 Forecast	2028 Forecast	2029 Forecast
CA Real GDP Growth (%)	1.5	1.2	1.8	2.1	2.0	1.9	1.9
US Real GDP Growth (%)	2.9	2.7	2.0	2.0	2.0	2.0	2.0

Short-term interest rate (%)	4.8	4.4	2.7	2.6	2.6	2.6	2.6
10-year Government of Canada Bond (%)	3.3	3.4	3.2	3.1	3.0	3.1	3.1

Wheat (C$ per tonne)	384	315	313	344	330	336	343
Canola (C$ per tonne)	798	635	615	696	661	671	690

	2023-24 Actual	2024-25 Forecast	2025-26 Budget	2026-27 Outlook	2027-28 Outlook	2028-29 Outlook	2029-30 Outlook
WTI oil price (US$/barrel) Light-heavy differential	77.79	74.29	71.00	72.00	75.25	76.50	78.25
(% of WTI)	16.9	14.2	15.0	15.0	15.0	15.0	15.0
Well-head oil price (C$/barrel)[1]	80.16	81.12	80.09	75.82	76.66	78.03	79.97
Oil production (million barrels)	166.0	164.0	166.9	167.9	170.0	174.7	177.4

Potash price (netback, US$/KCl tonne)	289	223	239	258	277	297	317
Potash sales (million KCl tonnes)	23.6	24.8	24.9	24.5	25.0	25.4	26.0

Uranium price (realized,
US$/U3O8 pound)	48.73	54.85	57.11	58.53	56.96	55.30	53.53
Uranium sales (kt U3O8)[2]	12.7	16.1	17.4	16.9	16.9	16.9	16.9

Canadian dollar (US cents)	74.15	73.08	70.39	72.35	74.96	74.77	74.77

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Uranium sales are estimated in kilotonnes (kt), the conversion rate is 1 kt : 2,204,600 pounds.

Sources: Statistics Canada, Ministry of Energy and Resources, Ministry of Agriculture, S&P Global Market Intelligence, and Conference Board of Canada.

Delivering for You | 2025-26 Budget	37

Oil production to grow over the medium term

Saskatchewan’s oil production is projected to grow by 1.8 per cent in the 2025-26 fiscal year, and increase at an average of 1.5 per cent per year over the medium term (2026-27 to 2029-30). This is expected to be driven by strong growth in investment, as the Trans Mountain Pipeline expansion has narrowed the price differential, improved profits and continues to increase investors’ interest in adding new production capacity.

The International Energy Agency expects global oil demand growth to remain relatively subdued. This will weaken oil prices in the near term, especially with substantial spare oil production capacity in the Middle East.

Chart 2: West Texas Intermediate oil price

and Saskatchewan oil production

Source: Ministry of Energy and Resources (January 2025)

f– forecast, b–budget

The West Texas Intermediate (WTI) oil price is expected to fall to US$71.00 per barrel in 2025-26, before returning to an average of US$75.50 per year over the medium term from 2026-27 to 2029-30 (Chart 2).

Refer to the Fiscal Outlook on page 21 for details on oil and gas pricing and production.

Potash prices normalize and production remains strong

Potash markets are set to stabilize in 2025-26 following the global price correction in 2024-25. The decline in prices was largely driven by heightened competitive pressure stemming from Russia and Belarus ramping up exports as they returned supply to pre-sanction levels. With this adjustment largely complete, potash prices are expected to settle around current levels.

The average 2025-26 realized price is expected to increase by 6.9 per cent from the 2024-25 average to US$239 per tonne of potassium chloride (KCl), before starting to trend upward for the rest of the medium term through 2029-30 (Chart 3).

Global demand for potash is expected to remain at or near record levels moving into 2025. Saskatchewan potash sales are forecast to be 24.9 million KCl tonnes in 2025-26 and grow to 26 million tonnes by 2029-30.

Refer to the Fiscal Outlook on page 21 for details on potash pricing and production.

Chart 3: Saskatchewan potash price and production

Source: Ministry of Energy and Resources (February 2025)

f– forecast, b–budget

38	2025-26 Budget | Delivering for You

Uranium production to remain strong over the medium term

Global interest in nuclear energy continues to grow and is driving investor interest in the development of multiple uranium mining projects in northern Saskatchewan.

Saskatchewan uranium production continues to expand with improved mine site efficiency and optimization by industry. Uranium sales are projected to reach 17,400 tonnes in 2025-26, an increase of 7.7 per cent, and will remain at elevated levels across the forecast horizon.

Uranium prices remain strong with expectations that global uranium supplies will not keep pace with demand in the coming years. Prices are forecast to increase by 4.1 per cent in 2025-26 to US$57.11 per pound, and then moderate at sustainable levels around US$53 to US$59 per pound over the medium term.

Chart 4: Saskatchewan uranium price and production

Source: Ministry of Energy and Resources (February 2025)

f–forecast, b–budget

Agriculture sector anticipates increased crop production over the medium term

Saskatchewan’s agriculture sector continues to demonstrate resilience and a strong outlook over the medium term despite battling the impacts of drought in three of the last four years and seeing global commodity prices fall from recent highs back to levels in line with long-term averages.

Crop production is estimated to have increased by roughly 7.5 per cent in 2024 to 35.3 million tonnes (Mt). This is up from 32.9 million tonnes in 2023 and above the 10-year average. Farm cash receipts declined by 7.1 per cent to $ 21.1 billion, from $22.7 billion, as global crop prices moved lower. In 2025, crop production and cash receipts are expected to decline by 1.5 per cent and 4.0 per cent, respectively, as excess supply in the global market is anticipated to drive further declines in crop prices.

Chart 5: Saskatchewan crop production

Source: Ministry of Agriculture (January 2025)

f–forecast

Over the medium term (2026 to 2029), crop production is expected to be strong with an average growth rate of about 5.8 per cent per year. It is expected to reach 43.5 million tonnes in 2029 (Chart 5). Over the same period, cash receipts are expected to grow by 1.7 per cent on average per year, reaching $21.6 billion in 2029.

Trade to regain momentum over the medium term

In 2024, international goods exports declined slightly from the highest levels on record in 2022 and 2023.

Delivering for You | 2025-26 Budget	39

In 2024, Saskatchewan’s total goods exports were valued at $45.3 billion, well above the prior five-year average level of $39.7 billion, but a decline of 8.4 per cent compared to 2023. Goods exports, in nominal terms, were weaker in 2024, largely due to lower commodity prices.

International goods exports are expected to see modest growth in 2025 (2.2 per cent) despite a potential moderate slowdown in Saskatchewan’s top trading partner economies, especially the United States (U.S.) and China.

However, Saskatchewan’s international goods exports are forecast to grow by 3.0 per cent per year, on average, over the medium term, as commodity prices stabilize and total production levels of the province’s exports grow over this period.

This outlook is based on the average private-sector forecast as of February 19, 2025. As such, it does not incorporate the impacts of potential trade actions proposed or taken since then. For more information on potential tariff impacts, see the tariff analysis section on page 44.

According to the International Monetary Fund (IMF) forecast as of January 2025, the U.S. economy (destination to about 59 per cent of Saskatchewan’s international goods exports) is anticipated to grow at 2.7 per cent in 2025, about the same rate it grew in 2024 (2.8 per cent). The U.S. will then slow to 2.1 per cent growth in 2026.

China’s economy (destination to about 9.6 per cent of Saskatchewan’s international goods exports) is anticipated to slow to 4.6 per cent growth in 2025 – from an estimated growth of 4.8 per cent in 2024 – amid various structural challenges. China is expected to further slow to 4.5 per cent growth in 2026.

Japan’s economy (destination to 2.0 per cent of Saskatchewan’s international goods exports) is forecast to rebound to 1.1 per cent growth in 2025, from an estimated 0.2 per cent decline in 2024, while dropping to 0.8 per cent growth in 2026 (Chart 6).

Chart 6: Saskatchewan’s top trading partners’ GDP growth

Source: International Monetary Fund (January 2025)

e–estimate, f–forecast

40	2025-26 Budget | Delivering for You

The Eurozone (destination to about 6.3 per cent of Saskatchewan’s international goods exports) expects modest growth of 1.0 per cent in 2025, followed by 1.4 per cent growth in 2026. This represents a steady increase from the estimated growth of 0.8 per cent in 2024.

The Association of Southeast Asian Nations’ (ASEAN) economy (destination to 3.4 per cent of Saskatchewan’s international goods exports) expects strong growth of 4.6 per cent in 2026, slightly higher than the 4.5 per cent growth estimate in 2024. ASEAN growth is expected to decline slightly to 4.5 per cent in 2026.

Population at a record high and continues to grow

Saskatchewan’s population continues to experience strong growth and is projected to remain elevated over the medium term despite changes to Canadian immigration policy, which are expected to reduce national levels of international migration.

According to the latest population estimates by Statistics Canada, Saskatchewan’s population hit record-breaking milestones in 2024, reaching a population close to 1.25 million people as of October 1, 2024. Saskatchewan’s year-over-year (October 1, 2023, to October 1, 2024) population growth is 26,989 (+2.2 per cent).

The strong population growth is mostly driven by international migration, as the province welcomed more than 24,000 new immigrants in 2024.

Saskatchewan expects to see strong population growth of 1.5 per cent in 2025, with a steady growth of 1.5 per cent per year, on average, over the medium term (2026 to 2029) (Chart 7). As such, the changes to Canadian immigration policy are expected to slow population growth from recent annual increases of around 30,000 to annual increases near 20,000. However, elevated population growth remains necessary to address increased workforce replacement requirements with an aging population and a growing economy.

Chart 7: Population to continue to grow

Source: Statistics Canada (2018-24), Average Private Sector Forecast (2025-26), Ministry of Finance Calculation based on Average Private Sector Forecast (2027-2029)

f–forecast

Labour market continues to be resilient

Saskatchewan’s labour market performance was very strong in 2024. Provincial employment (602,200), labour force (636,800), full-time employment (496,500), female employment (280,000), male employment (322,300) and off-reserve Indigenous Peoples total employment (63,100) reached all-time historical high levels in 2024 (since Statistics Canada started collecting labour data in 1976). Employment in the province grew by 2.6 per cent in 2024 compared to 2023 levels, adding 15,200 jobs to the economy, most (82 per cent) of which were full time. Job quality continues to improve as part-time workers shift to full-time jobs.

Employment in the service-producing industries grew significantly in 2024, by 13,900 jobs (+3 per cent), from an already record-high level in 2023. This growth was driven by industries that included professional, scientific and technical services (+2,100 jobs); educational services (+3,800 jobs); and health care and social assistance (+3,900 jobs).

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Contrary to the unprecedented tightness in the labour market across the nation in 2022 and into 2023, the labour market became less tight in 2024. More people joined the labour force in 2024 than in 2022 and 2023 combined (labour force growth exceeded employment growth). The provincial unemployment rate (the number of unemployed as a share of the labour force) was the second lowest among provinces in 2024 at 5.4 per cent – well below the national rate of 6.3 per cent and prior five-year average of 5.9 per cent.

Continued strength in the labour market has enabled steady wage growth for workers (grew by 4.2 per cent in 2024) and, as such, supported consumer spending. Real wages (adjusted for CPI inflation) increased by 3.9 per cent in December 2024, marking the 13th consecutive month of steady growth supported by lower inflation.

Chart 8: Labour market continues to expand

Source: Statistics Canada (2022-24), Average Private Sector Forecast (2025-26), Ministry of Finance Calculation based on Average Private Sector Forecast (2027-2029)

f–forecast

Looking ahead, labour market performance is expected to moderate, with slower rates of growth in the labour force and employment, as the national economy experiences a slow recovery and provincial population growth falls back from its recent record pace. In 2025, total employment is projected to grow by 1.6 per cent and reach a new provincial record of 611,700 (Chart 8).

Over the medium term, the growing population and the construction of several major investment projects in the province will help support ongoing employment growth. Total employment is forecast to grow by 1.3 per cent annually, on average, from 2026 to 2029.

Saskatchewan’s unemployment rate is expected to see an uptick in 2025 to 5.6 per cent. In the medium term, it is anticipated to normalize at around an average of 5.5 per cent per year.

Consumer spending to regain momentum

Consumer spending, as indicated by household final consumption expenditure, improved in 2024, with spending up 3.8 per cent compared to 2023. In 2024, household expenditure reached $47.8 billion and is expected to continue to grow with low inflation and a lower interest rate environment.

Saskatchewan inflation decelerated significantly in 2024, reaching an average of 1.4 per cent. In addition, the Bank of Canada’s (BoC) overnight interest rate was aggressively slashed to 3.25 per cent at the end of the year, followed by an additional 25 basis points rate cut in January 2025. Gradual rate cuts are expected to continue in 2025.

The combined effects of lower interest rates and low inflation are expected to continue to improve affordability over the medium term, as the Saskatchewan inflation rate is expected to be under the target rate of 2.0 per cent.

Over the medium term, household consumption expenditure is projected to grow at an average rate of 2.5 per cent annually, as per-capita household spending continues to strengthen under normalized inflation and interest rate conditions.

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Private-sector forecast by province

Based on the latest average private-sector forecast (as of February 19, 2025), Saskatchewan’s real GDP growth is expected to have increased by 1.6 per cent in 2024, ranking third-fastest among provinces.

Looking ahead, Saskatchewan’s economy is projected to grow by 1.8 per cent in 2025 and 2.0 per cent in 2026. The province will have the third-highest growth rate in 2025 and the second-highest growth in 2026 among provinces.

Private sector real GDP growth forecast for Saskatchewan
as of February 19, 2025
(per cent)

	2024	2025	2026	Release Date
S&P Global Market Intelligence	2.8	1.2	1.3	Jan-25
Conference Board of Canada	0.9	2.8	2.2	Oct-24
TD Bank	1.9	1.9	1.8	Dec-24
RBC	1.9	1.9	2.1	Dec-24
BMO	1.0	1.6	1.6	Feb-25
CIBC	2.0	1.8	2.4	Oct-24
Scotiabank	1.3	2.1	1.9	Feb-25
National Bank	1.5	1.8	2.3	Feb-25
Laurentian Bank	1.1	1.5	N/A	Sep-24

Average of private-sector forecasts	1.6	1.8	2.0

Private-sector forecast of real GDP growth by province
as of February 19, 2025
(per cent)

	2024	Rank	2025	Rank	2026	Rank
British Columbia	0.9	9	1.7	5	2.0	2
Alberta	2.1	2	2.1	1	2.2	1
Saskatchewan	1.6	3	1.8	3	2.0	2
Manitoba	1.2	6	1.6	6	1.7	5
Ontario	1.1	8	1.6	7	1.9	3
Québec	1.1	7	1.4	9	1.6	6
New Brunswick	1.2	6	1.3	10	1.3	9
Nova Scotia	1.2	5	1.5	8	1.5	8
Prince Edward Island	1.5	4	1.8	4	1.8	4
Newfoundland and Labrador	3.5	1	1.9	2	1.6	7

Canada	1.2		1.6		1.9

Delivering for You | 2025-26 Budget	43

Key considerations for the economic outlook

Saskatchewan’s economy is set to grow in 2025 and sustain a strong economic outlook over the medium term from 2026 to 2029. Some elements of uncertainty to Saskatchewan’s economic outlook include the following:

•	The current outlook does not account for the impact of potential U.S. trade tariffs or related retaliatory actions. There remains a significant downside risk to the Saskatchewan economy if a trade war persists.

•	There is a downside risk to global growth as the Chinese economy continues to suffer the negative effects of heightened trade policy uncertainty, disinflation and an ongoing property market correction.

•	Structural labour shortages due to an aging demographic, along with the related skills and experience mismatch, will likely continue to cause a risk to the outlook going forward.

•	The current economic outlook anticipates continued population growth, but at a slower pace due to various changes to Canadian immigration policy. Any further policy adjustments impacting immigration, or international student levels, could materially change the outlook.

•	Continuous lowering of interest rates to keep inflation at the 2 per cent target is expected to boost capital and consumer spending as headline inflation will remain low.

Tariff analysis

The economic outlook for the 2025-26 Budget is based on the average private-sector forecast as of February 19, 2025. As such, it does not incorporate the impacts of trade actions proposed or taken since then.

The Government of Saskatchewan continues to monitor and analyze the potential impacts of proposed U.S. tariffs and Canadian retaliation to ensure understanding of downside risk to the economic and fiscal outlook.

On March 4, 2025, the U.S. administration imposed a 10 per cent tariff on Canadian energy and 25 per cent on all other Canadian exports to the U.S. The Canadian government has retaliated with a 25 per cent tariff on up to $155 billion of U.S. exports to Canada.

The following analysis is a worst-case scenario that assesses one full year of impact related to the imposition of the above-mentioned U.S. tariffs and Canadian counter tariffs. With the uncertainty around the length of any potential trade action, or the ability of the U.S. administration to add or exempt certain products from tariffs, this remains a highly dynamic situation.

The impacts to Saskatchewan’s overall trade were assessed by applying assumptions based on industry consultations for key sectors with respect to who will likely pay the tariffs, how much demand reduction can occur in response to higher prices, to what degree Saskatchewan exports can be redirected, and the extent to which imports from the U.S. can be substituted by new suppliers.

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U.S. tariffs directly increase costs for U.S. importers leading to a reduction in demand from the U.S. market that is partially mitigated by Saskatchewan exporters diverting orphaned exports to new markets. On average, the analysis assumes about 20 per cent of orphaned Saskatchewan exports to the U.S. can be redirected to new markets. Similarly, Canadian retaliatory tariffs increase costs for Canadian importers, leading to a reduction in demand for U.S. goods that is partially offset by sourcing goods from new suppliers in other provinces or countries. The analysis assumes 50 per cent of displaced imports from the U.S. can be sourced from new suppliers.

To the extent that Saskatchewan can exceed these levels of export diversification and import substitution, the harm caused by U.S. tariffs would be reduced.

Of note, the analysis does not fully account for the impacts of currency depreciation, interest rate changes, investor uncertainty, existing commercial contract requirements or changes in relative competitiveness with other countries also subject to new U.S. tariff actions. Also, the analysis does not include any impacts from federal policy responses to support Canadian workers and businesses.

The uncertainties in this analysis show why including any amount of contingency in the budget at this time would not be realistic. However, the strong financial position of this budget leaves room to weather the potential impacts of any imposed tariffs.

This U.S. tariffs and Canadian response scenario could:

•	Reduce the value of Saskatchewan exports to the

U.S. by $8.2 billion, or 30.4 per cent.

•	Reduce real GDP by up to $4.9 billion, or 5.8 per cent.

•	Reduce revenue to the province by up to $1.4 billion.

The trade actions will also negatively impact American businesses and consumers. The U.S. will see the cost of imports from Saskatchewan increase by $3.5 billion and experience a $1.8 billion decline in exports to Saskatchewan (a net decline of $600 million in total U.S. exports). This will drive U.S. prices higher and create risk for U.S. food and energy security.

The U.S. is Saskatchewan’s largest and most important trading partner. Saskatchewan will continue to work diligently alongside federal, provincial and U.S. counterparts to find common ground in a mutually beneficial North American trade relationship.

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Revenue Initiatives

Introduction

The 2025-26 Budget introduces several new and expanded revenue initiatives to address affordability concerns, encourage sustainable growth and promote investments into the economy, while also ensuring fair and consistent taxation.

The following is a summary of the tax and revenue measures announced in the 2025-26 Budget. For further information regarding these initiatives, please contact the responsible ministry/authority and consult the enacting legislation or regulations.

Making life more affordable

Saskatchewan is the most affordable province to live in Canada for a family of four, when taxes, utilities and housing costs are considered. However, like the rest of the country, cost-of-living pressures are still being felt in the province.

The Government of Saskatchewan continues to implement initiatives that make life in the province more affordable, including indexing the personal income tax system, which protects taxpayers from automatic tax increases resulting from inflation. As a result of indexation, Saskatchewan taxpayers will save $41 million on their 2025 income taxes compared to 2024. The SaskEnergy (Carbon Tax Fairness for Families) Amendment Act, 2024 also extends the carbon tax exemption on home heating and will save the average Saskatchewan family approximately $480 in 2025.

To further help alleviate affordability pressures, the Government of Saskatchewan introduced The Saskatchewan Affordability Act in December 2024. In addition to other initiatives, the act will implement 13 affordability commitments through the 2025-26 Budget to reduce the tax burden on Saskatchewan residents and businesses.

Basic Personal Income Tax Credits

Saskatchewan residents will experience tax savings as a result of increased personal income tax credits.

Through The Saskatchewan Affordability Act, the basic personal exemption, spousal and equivalent-to-spouse exemption, dependent child exemption and senior supplementary amounts are increasing by $500 in each of the next four taxation years (2025, 2026, 2027 and 2028). This is over and above the annual indexation increases to these credit amounts, which are assumed to be two per cent annually in future years.

The basic personal exemption amount is a non- refundable tax credit that provides a full reduction from provincial income tax to all individuals with taxable income below $19,491 in 2025 (up from $18,491 in 2024), and a partial reduction to taxpayers with taxable income above that. The personal exemption amount is forecast to increase to $22,214 by 2028.

The spousal and equivalent-to-spouse exemption amount is a non-refundable tax credit that can be claimed by an individual who, at any time in the year, supported their spouse or equivalent whose net income was less than their basic personal amount – $19,491 in 2025 (up from $18,491 in 2024). The spousal and equivalent-to-spouse exemption amount is forecast to increase to $22,214 by 2028.

The dependent child exemption amount is a non- refundable tax credit that can be claimed by those who have a dependent child under the age of 18 living with them. In 2025, the dependent child exemption amount will be $7,704 (up from $7,015 in 2024), which is forecast to increase to $9,706 by 2028.

The senior supplementary amount is a non-refundable tax credit that can be claimed by those aged 65 and older. The 2025 amount will be $2,028 (up from $1,487 in 2024), which is forecast to increase to $3,682 by 2028.

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These changes will allow a family of four earning $100,000 to save more than $3,400 over the next four years, while two seniors with a combined income of $75,000 will save more than $3,100. Upon full implementation, over 54,000 residents will no longer be paying provincial income tax.

Further information on this initiative can be found at saskatchewan.ca

Disability and Caregiver Tax Credits

Saskatchewan’s personal income tax system currently offers tax reductions to help offset some of the costs for individuals with severe and prolonged disabilities, as well as individuals who are caregivers for elderly or disabled relatives.

To further help with disability-related costs, the Disability Tax Credit, Disability Tax Credit Supplement for persons under 18, Caregiver Tax Credit and the Infirm Dependent Tax Credit amounts will increase by 25 per cent in the 2025 taxation year. This is over and above the indexation increases to these credit amounts.

Further information on this initiative can be found at saskatchewan.ca

Saskatchewan Low-Income Tax Credit

To provide additional relief to Saskatchewan residents with low and modest incomes, the Saskatchewan Low-Income Tax Credit will be enhanced by 5 per cent per year, for the next four years. These increases are in addition to the annual indexation increases, which are assumed to be 2 per cent annually in future years.

The program provides a fully refundable, non-taxable benefit to Saskatchewan taxpayers who file a tax return and meet certain income and family criteria. The payments are combined with the quarterly payments of the federal Goods and Services Tax Credit.

Effective July 1, 2025, the Saskatchewan Low-Income Tax Credit benefits are:

•	The maximum annual benefit for a single adult will increase from $398 to $429. By July 1, 2028, the annual maximum benefit amount is forecast to grow to $527.

•	For a married couple with no children or a senior couple, the 2024 amount of $796 will increase to $858 for 2025. This amount is forecast to grow to $1,054 by 2028.

•	The child component increases from $157 to $169 per child, to a maximum of $338 per family. For a family of four, this means the 2024 total maximum annual benefit of $1,110 will increase to $1,196 for 2025. This amount is forecast to grow to $1,469 by 2028.

The enhancements to the Saskatchewan Low-Income Tax Credit will help more than 300,000 Saskatchewan households annually.

Further information on this initiative can be found at saskatchewan.ca

Graduate Retention Program Tax Credit

Maintaining a highly skilled workforce is crucial to the province’s continued economic growth. To help ensure more young people stay to live and work in Saskatchewan, the Graduate Retention Program’s Tax Credit will increase by 20 per cent for new post- secondary graduates who graduate on or after October 1, 2024.

The program currently provides post-secondary graduates who live and work in Saskatchewan after they graduate with tuition rebates in the form of non-refundable tax credits. The maximum benefit will increase from $20,000 to $24,000. The enhancement

Delivering for You | 2025-26 Budget	47

will apply to all programs that are currently eligible for the Graduate Retention Program Tax Credit, including three and four-year university graduates and graduates from diploma, certificate and journeyperson programs.

Further information on this initiative can be found at saskatchewan.ca

Active Families Benefit

Making children’s activities more affordable for families is key to providing more equitable access and promoting youth health and wellness. To help support Saskatchewan’s youth, the benefit amount and eligible income threshold for the Active Families Benefit both doubled on January 1, 2025.

In 2021, the Active Families Benefit was reintroduced and provided families earning less than $60,000 with a refundable tax credit of up to $150 per child to take part in sports and cultural activities. For a child with a disability, the benefit was up to $200.

The enhancement to the benefit doubles the refundable tax credit from $150 to $300 per child. For a child with a disability, the benefit doubles from $200 to $400 per child. The eligible family income threshold will also be doubled from $60,000 to $120,000 to allow more families to claim the benefit.

Doubling the benefit and the income threshold will make it more affordable for more families to access children’s sports, arts, cultural and recreational activities.

For further information on this initiative, please contact the Ministry of Parks, Culture and Sport at 306-787-5729 or visit saskatchewan.ca

Fertility Treatment Tax Credit

Supporting and expanding access to fertility treatments in the province is a key commitment of the Government of Saskatchewan. To help improve fertility affordability, a new Fertility Treatment Tax Credit was introduced retroactive to January 1, 2025.

The program is a 50 per cent refundable tax credit for one lifetime fertility treatment expense claim per tax filer, including related prescription drug costs, for eligible treatments and costs incurred in Saskatchewan. The maximum amount of eligible expenses that can be claimed is $20,000, which would result in a refund up to a maximum of $10,000 per eligible claimant.

Eligible expenses will be allowed to be claimed on a one-time-only basis over any rolling 12-month period, ending in the taxation year. Individuals can also continue to claim all eligible medical expenses under the Medical Expense Tax Credit without a clawback under the Fertility Treatment Tax Credit.

Further information on the new Fertility Treatment Tax Credit can be found at saskatchewan.ca

Education property tax mill rates

Provincial legislation requires all Saskatchewan properties to be reassessed every four years, since property values can change over time. The 2025-26 Budget introduces changes to all education property tax mill rates to absorb the increase in property assessment values in each property class, effective January 1, 2025. This action will save Saskatchewan property owners more than $100 million annually.

The mill rates for each property class in Saskatchewan will be decreased so that total provincial education property tax revenue will remain unchanged from the 2024-25 Budget, aside from base growth due to the construction of new properties. The 2025 education

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property tax mill rates for the four property classes will be reduced as follows:

•	Agriculture: the 2024 rate of 1.42 will be changed to 1.07 for 2025;

•	Residential: the 2024 rate of 4.54 will be changed to 4.27 for 2025;

•	Commercial/Industrial: the 2024 rate of 6.86 will be changed to 6.37 for 2025; and

•	Resource: the 2024 rate of 9.88 will be changed to 7.49 for 2025.

Decreased mill rates will help further address affordability concerns by decreasing the effect of higher property assessment values for all provincial ratepayers. Also, the effective tax rate ratio is being maintained to help ensure tax fairness across different property types.

Further information on Saskatchewan’s EPT mill rates can be found at saskatchewan.ca

Supporting a growing province

Saskatchewan’s population continues to grow as more people choose the province to live, work, raise a family and start a business. A growing province means more residents putting down roots by purchasing homes in our communities. While Saskatchewan’s housing remains relatively more affordable than the Canadian average, homeownership remains a key cost-of-living pressure.

A number of initiatives will be implemented through the 2025-26 Budget to address homeownership affordability concerns and ensure Saskatchewan’s vibrant communities continue to grow and thrive.

Home Renovation Tax Credit

Saskatchewan homeowners renovating their primary residences will see increased tax savings in 2025. The Home Renovation Tax Credit was first introduced in the fall of 2020 to help stimulate residential construction activity and improve housing affordability. The program is being reintroduced on a permanent basis, effective October 1, 2024.

The reintroduced program will allow homeowners to claim a non-refundable tax credit on eligible home renovation expenses of up to $4,000 every year on their primary residences, to a maximum benefit of $420 annually. Seniors will be able to claim an additional $1,000 every year, for a maximum benefit of $525 annually.

Further information on this initiative can be found at saskatchewan.ca

First-Time Homebuyers’ Tax Credit

Saskatchewan residents looking to purchase their first homes will gain additional support through an enhanced Saskatchewan First-Time Homebuyers’ Tax Credit. The tax credit was first introduced in the 2012-13 Budget as a non-refundable tax credit to reduce Saskatchewan income tax for those purchasing their first homes.

The 2025-26 Budget introduces an increase to the Saskatchewan First-Time Homebuyers’ Tax Credit from $10,000 to $15,000 for eligible home purchases, effective October 1, 2024. This will increase the maximum benefit for an individual from $1,050 to $1,575. Combined with the federal tax credit of $1,500, Saskatchewan first-time homebuyers will be eligible for a $3,075 reduction in income tax.

Qualifying homes include single-family houses, semi-detached houses, townhouses, mobile homes, condominium units and apartments in multi-unit houses or apartment buildings.

Further information on this initiative can be found at saskatchewan.ca

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PST Rebate for New Home Construction

To better support Saskatchewan’s housing sector and make new home purchases more affordable, the provincial sales tax (PST) Rebate for New Home Construction will become a permanent program.

Originally introduced in the 2020-21 Budget and expanded in 2023, the PST Rebate for New Home Construction provides a rebate of up to 42 per cent of the PST paid on the purchase of a new, previously unoccupied home. This rebate is designed to stimulate housing construction and make homeownership more affordable for Saskatchewan residents.

The now permanent program is available for newly constructed homes with a total price of less than $550,000, before taxes and excluding the value of the land and the price of any furniture, furnishings and appliances. The amount of the rebate is gradually phased out for homes with a total price between

$450,000 and $550,000.

Further information on this initiative can be found at saskatchewan.ca

Incentives for a growing economy

Saskatchewan’s tax system offers investment incentives that cover a broad range of economic sectors, including manufacturing and processing, innovation and technology, agriculture and natural resources. Information on Saskatchewan’s business programs and investment incentives can be found at saskatchewan.ca

Recognizing that one of the benefits of a strong and growing economy is its ability to help support a better quality of life, the 2025-26 Budget introduces new and expanded revenue initiatives that promote continued investment in the province’s economy. Business investment contributes to long-term economic growth and job opportunities by driving technological advancements, enhancing productivity, creating opportunities to reach new markets and stimulating growth in employment.

As part of the commitment to grow Saskatchewan’s economy, the following initiatives focus on building new opportunities to diversify the economy, increase exports and attract investment from around the world.

Small Business Tax Rate

Small businesses contribute to a strong and growing economy that benefit all Saskatchewan residents. The 2025-26 Budget confirms that the Small Business Tax Rate will remain at the current rate of 1 per cent instead of returning to 2 per cent as originally intended. The amount of eligible business income on which the Small Business Tax Rate applies will remain at $600,000.

The extension of the Small Business Tax Rate at 1 per cent will help ensure Saskatchewan remains one of the best places to grow a small business. Over 35,000 small businesses in the province will benefit from this change, saving more than $50 million in tax annually.

Small and Medium Enterprise Investment Tax Credit

Saskatchewan’s small and medium-sized businesses continue to expand and are critical to a growing economy. The 2025-26 Budget introduces a new Small and Medium Enterprise Investment Tax Credit to create incentives for businesses to continue investing and scaling-up their operations.

Effective July 1, 2025, the Small and Medium Enterprise Investment Tax Credit will provide a non- refundable tax credit equal to 45 per cent of equity investment by qualified individuals or corporations in an eligible small and medium-sized enterprise.

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An eligible small and medium-sized enterprise is defined as a Saskatchewan-based business with between five and 49 employees, with a minimum of 50 per cent of those employees residing in Saskatchewan. These enterprises must be in either the food and beverage manufacturing sector or the machinery and transportation equipment manufacturing sector. Under the program, they will be able to raise a maximum of $4 million in eligible investments.

The Small and Medium Enterprise Investment Tax Credit has an annual cap of $7 million on the total non-refundable tax credits awarded, processed on a first-come first-served basis. It also requires a minimum equity investment of $50,000 for corporations and $25,000 for individuals, with an investment holding period of a minimum of three years.

Investors can earn a maximum of $225,000 in tax credits per annual investment in an eligible small and medium-sized enterprise, and claim a maximum of $140,000 in tax credits per eligible equity investment per year. Tax credits can be carried forward over a seven-year period.

Program details will be released in the spring.

Saskatchewan Commercial Innovation Incentive

The 2017-18 Budget introduced the Saskatchewan Commercial Innovation Incentive (or patent box), recognizing that technology, innovation and commercialization are drivers of increased productivity and economic growth.

The incentive offers eligible corporations that commercialize their qualifying intellectual property in Saskatchewan a reduction of the provincial corporate income tax rate to 6 per cent for 10 consecutive years. Companies can extend that benefit period to

15 years if at least 50 per cent of the related research and development was conducted in Saskatchewan. This patent box style incentive applies to a wide variety of intellectual property types, including patents, plant breeders’ rights, trade secrets and copyrights (for computer programs and algorithms).

The 2025-26 Budget provides a two-year extension of the new application acceptance period to June 30, 2027. Along with this extension, in an effort to reduce red tape the scientific/technology test threshold will be reduced and the new economic benefits to Saskatchewan test will be eliminated. These changes will help expand the program’s uptake and expedite the process and timelines for successful applicants to claim the program’s tax reduction benefit.

Further information on this program and eligibility criteria can be obtained by contacting the Ministry of Trade and Export Development at scii@gov.sk.ca

Low Productivity and Reactivation Oil Well Program

The 2025-26 Budget introduces the Low Productivity and Reactivation Oil Well Program, a Crown royalty and freehold production tax volumetric drilling incentive for low producing, suspended or inactive wells based on the following definitions:

•	A qualifying well can receive a volumetric incentive of 3,000 cubic metres (m3) produced per newly drilled horizontal section, to a maximum incentive volume of 6,000 m3 per well, with a minimum drilling length of 500 metres per new horizontal section.

•	Eligible wells include:

•	Any horizontal well producing 50.0 m3 per month (10.5 barrels per day) or less, on average, for 12 consecutive months on a pro-rated basis; and

Delivering for You | 2025-26 Budget	51

•	On an ongoing basis after April 1, 2025, any horizontal well producing 50.0 m3 per month or less, on average, for 24 consecutive months.

Saskatchewan is the second largest oil producing jurisdiction in Canada and is known for its world- class innovation, efficient regulatory regime and competitive royalty system. This program is focused on creating incentives for the revitalization of low producing, suspended or inactive wells by drilling new horizontal sections, which will help maximize reservoir recovery rates.

The Low Productivity and Reactivation Oil Well Program will apply to new horizontal sections drilled on existing low-productivity, suspended and inactive horizontal wells from April 1, 2025, to March 31, 2029.

Further information on this program and eligibility criteria can be obtained by contacting the Ministry of Energy and Resources at petroleumroyalties@gov.sk.ca or by visiting saskatchewan.ca

Oil Infrastructure Investment Program

First introduced in the 2019-20 Budget, the Oil Infrastructure Investment Program offers transferable Crown royalty and freehold production tax credits at a rate of 20 per cent of eligible project costs for qualifying projects that significantly increase provincial pipeline capacity.

The 2025-26 Budget announces a four-year extension of the new application acceptance period to March 31, 2029. The end date for royalty credits to be claimed for completed projects is also being extended from 2035 to 2040.

To be eligible for the program, a minimum of $10 million must be invested in approved capital expenditures, which include all costs necessary to construct and bring an approved pipeline or pipeline terminal into service. This program is open to new or expanded oil, refined petroleum products, natural gas liquids or carbon dioxide pipeline projects, including:

•	Transmission pipelines;

•	Feeder pipelines (including trunk and branch pipeline systems);

•	Pipeline terminals; and

•	Enabling infrastructure investments that are directly linked and dedicated to an eligible project and are required to bring that project into service may also be considered eligible.

The program has an overall program cap of $100 million in royalty credits, and an individual project cap of

$40 million in credits.

Further information on this program and eligibility criteria can be obtained by contacting the Ministry of Energy and Resources at oiip@gov.sk.ca

Improving fair taxation

The 2025-26 Budget introduces several measures to improve the fair and consistent application of Saskatchewan’s taxes, including adjustments to the tax treatment of vapour products and lower education property tax mill rates.

Lloydminster vapour products tax exemption

In the 2022-23 Budget, the recently introduced Saskatchewan vapour products tax was added to the list of tax-exempt purchases within the City of Lloydminster. Due to its unique geographic location, there are specific rules in place to facilitate tax exemptions for specified types of retail sales on the Saskatchewan side of the border in Lloydminster.

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Alberta has now signed on to the federal Coordinated Vaping Products Taxation Agreement, effective in 2025. This agreement applies a provincial duty on vapour products in Alberta, resulting in the removal of the vapour products tax exemption in Lloydminster, effective June 1, 2025.

Further information on this initiative can be found at saskatchewan.ca

PST on vapour products

While PST currently applies to traditional tobacco products, it does not apply to vapour products. To help maintain tax equity between products and discourage vapour products from being attractive to youth and non-smokers, effective June 1, 2025, the PST base will be expanded to include the sale of all vapour liquids, products and devices.

Further information on the taxation of vapour products can be found at saskatchewan.ca

Taxation of electric vehicles

The Fuel Tax Accountability Act ensures the fuel tax applicable to on-road travel in Saskatchewan is directed at preserving and improving the provincial highway system and related transportation infrastructure. The number of electric vehicles (EVs) registered in Saskatchewan continues to grow. These vehicles contribute to wear and tear on provincial roadways but, because they do not consume traditional fuels, they do not contribute to highway maintenance through the provincial fuel tax.

To more fairly ensure that owners of EVs contribute to the upkeep of Saskatchewan’s roads, the 2021-22 Budget introduced an annual Road Use Charge for each passenger EV registered in Saskatchewan, with all revenue collected dedicated to provincial highway maintenance. That charge will increase from $150 to $300 in the 2025-26 Budget to better reflect the costs of road maintenance and ensure owners of EVs pay a more comparable amount to owners of traditional vehicles. The new annual rate is effective June 1, 2025.

The charge will continue to be collected by SGI when the EV is registered and will continue to be included in reporting under The Fuel Tax Accountability Act.

Further information on this initiative can be found at saskatchewan.ca

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Saskatchewan’s Tax Expenditures

Introduction

Although the primary purpose of taxation is to raise revenue, governments also achieve some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and affect the fiscal position in the same way as direct expenditures. This paper provides estimates of the revenue impacts of Saskatchewan’s tax expenditures.

Rationale for tax expenditures

Tax expenditures achieve a number of objectives, such as enhancing the fairness of the tax system, reducing the cost of basic goods and promoting interjurisdictional economic competitiveness. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s provincial sales tax (PST) does not apply to certain essential items, such as most groceries, prescription drugs, residential natural gas and electricity, and reading materials, thereby reducing the taxes paid by families consuming these items.

Other exemptions from the PST are intended to support the competitiveness of particular sectors of the provincial economy, including manufacturing and processing and agriculture.

To help ensure tax competitiveness with other jurisdictions, Saskatchewan provides reduced fuel tax rates to farmers and primary producers. The province also exempts heating fuels from the fuel tax to ensure consistent tax treatment with the PST exemption for natural gas used for heating.

Saskatchewan’s personal income tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income can be considered fundamental aspects of the provincial income tax system that reduce Saskatchewan income tax revenue.

In addition, Saskatchewan’s personal income tax system has distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits as well as caregiver and disability-related credits.

Saskatchewan’s income tax system also delivers several programs designed to encourage specific taxpayer behaviours, including investment incentives.

To maintain interjurisdictional tax competitiveness, Saskatchewan levies lower income tax rates on small businesses and manufacturing and processing profits. In addition, the province provides a refundable Investment Tax Credit (ITC) to assist manufacturing and processing companies that invest in qualifying new or used assets for use in the province. Saskatchewan also provides a Research and Development Tax Credit in support of qualifying activities and equity investment incentives to help small businesses in the resource, innovation and manufacturing and processing sectors scale-up their operations. Many other provinces and countries have similar tax policies and programs.

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Associated costs

While tax expenditures serve important social and economic objectives, the introduction of tax expenditures results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures add to the complexity of the tax system, leading to increased administrative effort and compliance costs for businesses, consumers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour by providing preferential treatment for certain categories.

Government of Canada tax expenditures

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to visit the Finance Canada website at www.canada.ca/en/department-finance/services/ publications/federal-tax-expenditures.html

2025 Saskatchewan tax expenditure accounts

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan. This year’s tables also provide updates to the 2022, 2023 and 2024 tax expenditure estimates that were reported last year.

Tax expenditure estimates for PST and fuel tax are derived from historical tax collection data and Statistics Canada data on personal and business consumption patterns, along with assumptions regarding expected changes in population, retail sales and investment intentions.

Tax expenditure estimates for personal and corporate income taxes are derived from an internal tax simulation model. This model uses actual income tax assessment data for the 2022 taxation year, along with forecasted trends and changes in population, employment, income and investment intentions for subsequent taxation years.

The 2025-26 Saskatchewan tax expenditures also incorporate indexation and changes to the Canada Pension Plan and Employment Insurance.

Delivering for You | 2025-26 Budget	55

2025 Government of Saskatchewan

Tax expenditure accounts

(Value of tax expenditures in millions of dollars)

Provincial sales tax	2022 Actual	2023 Revised	2024 Revised	2025 Estimate	Notes
Exemptions
1. Basic groceries	218.2	222.8	242.3	247.4	1
2. Prescription drugs	59.6	62.6	65.9	70.9	1
3. Reading materials	13.2	14.1	14.4	15.2	1
4. Personal services	31.4	33.4	35.5	37.7	1
5. Feminine hygiene products	2.3	2.5	2.7	2.8	1
6. Used goods and vehicles – exempt amounts	14.2	14.8	15.3	15.8	1
7. Electricity	67.6	75.5	74.7	76.9	1
8. Natural gas	34.8	29.9	30.6	31.4	1
9. Farm machinery and repair parts	122.0	125.2	122.9	128.6	2
10. Fertilizer, pesticide and seed	383.6	339.8	321.8	313.7	2
11. Direct agents	35.7	37.6	40.1	44.2	2
12. Agriculture, life and health insurance	169.7	171.2	179.5	186.0	1
Other
1. Saskatchewan Low-Income Tax Credit	137.5	146.7	165.0	180.5	3
2. Rebate for New Home Construction	5.4	4.4	5.6	5.0	1,2

Fuel tax	2022 Actual	2023 Revised	2024 Revised	2025 Estimate	Notes
1. Exemption for farm activity	78.4	86.5	85.4	88.9	2
2. Exemption for heating fuels	30.4	25.6	26.3	25.0	1
3. Exemption for primary producers	1.2	1.3	1.3	1.4	2

56	2025-26 Budget | Delivering for You

Personal income tax	2022 Actual	2023 Revised	2024 Revised	2025 Estimate	Notes
Deductions from income
1. Registered pension plan contributions	116.9	139.7	160.6	173.7	4
2. Registered retirement savings plan contributions	156.0	185.7	212.7	229.8	4
3. Annual union, professional or like dues	18.8	22.5	25.9	27.9	4
4. Child care expenses	12.4	13.8	15.1	15.5	4
5. Moving expenses	1.9	2.1	2.3	2.4	4
6. Carrying charges	22.2	24.7	26.9	28.1	4
7. Allowable employment expenses	14.6	16.2	17.6	18.4	4
8. Capital gains deduction	118.2	130.9	142.1	148.9	4
Saskatchewan non-refundable tax credits
1. Basic Personal Tax Credit	1,118.1	1,225.1	1,317.8	1,394.6	4
2. Spousal Tax Credit	49.1	56.3	62.4	66.5	4
3. Equivalent-to-Spouse Tax Credit	26.8	29.8	32.4	33.8	4
4. Age Tax Credit	39.0	44.5	49.0	48.2	4
5. Supplement to the Age Tax Credit	16.8	18.7	20.2	27.1	5
6. Dependent Child Tax Credit	105.3	115.9	124.8	135.8	5
7. CPP Contributions Tax Credit	101.9	113.0	122.7	128.5	4
8. EI Premiums Tax Credit	30.5	33.0	35.5	36.6	4
9. Pension Income Tax Credit	12.8	13.4	13.8	13.5	4
10. Student Loan Interest Tax Credit	0.4	0.4	0.4	0.4	4
11. Disability Tax Credit	31.3	34.7	37.6	45.8	4
12. Caregiver Tax Credit	3.8	4.6	5.3	6.6	4
13. Medical Expenses Tax Credit	36.8	41.3	45.0	45.8	4
14. Charitable Contributions Tax Credit	46.7	51.8	56.3	58.6	4
15. First-time Homebuyers Tax Credit	5.6	5.8	6.9	10.0	4
16. Home Renovation Tax Credit	32.5	0.0	0.0	17.0	4
Other Saskatchewan tax measures
1. Labour-Sponsored Venture Capital Tax Credit	10.0	10.3	12.0	12.0	4
2. Mineral Exploration Tax Credit	1.0	2.9	3.0	3.0	4
3. Political Contributions Tax Credit	1.4	1.6	2.0	1.6	4
4. Graduate Retention Program Tax Credit	62.1	62.9	65.0	67.0	6
5. Saskatchewan Technology Start-up Incentive	2.4	2.2	7.0	7.0	8
6. Small/Medium Enterprise Inv. Tax Credit	0.0	0.0	0.0	3.5	8

Corporation income tax Actual	2022 Actual	2023 Revised	2024 Revised	2025 Estimate	Notes
1. Small Business Tax Rate	604.8	618.2	630.2	660.9	2,7
2. Manufacturing and Processing Profits Tax Reduction	30.8	32.5	40.0	40.0	2,7
3. Manufacturing and Processing Investment Tax Credit	55.2	80.3	80.0	80.0	2
4. Research and Development Tax Credit	16.8	16.4	20.0	20.0	2,4
5. Saskatchewan Value-Added Agriculture Incentive	0.0	4.5	6.0	8.0	2
6. Manufacturing and Processing Exporter Tax Credit	4.7	3.2	3.0	3.0	2

Delivering for You | 2025-26 Budget	57

Tax expenditures – notes

1.	These measures provide tax relief for individuals and families (and in some cases businesses) who purchase these essential items, thereby reducing the overall cost and contributing to affordability.

2.	These measures help ensure tax competitiveness with similar businesses in other jurisdictions.

3.	This measure mitigates the impact of the PST for Saskatchewan residents with low and modest incomes by providing a quarterly payment.

4.

Most of Saskatchewan’s tax expenditures related to personal and corporate income taxes are provided because they form part of the federal definition of taxable income; others parallel similar federal tax expenditures. Descriptions of these measures and their objectives can be found in the federal government’s report on tax expenditures, as previously noted.

5.

Saskatchewan’s Dependent Child Tax Credit and Supplement to the Age Tax Credit provide tax relief to families with children and to seniors. The Dependent Child Tax Credit recognizes the nondiscretionary expenses of families with children. The Supplement to the Age Tax Credit provides broad tax relief to all seniors, recognizing that the age tax credit is income tested.

6.

The Graduate Retention Program encourages students who have graduated from a post- secondary institution to live and work in Saskatchewan by providing an income tax credit of up to $20,000 (increasing to $24,000 for 2025 and subsequent taxation years).

7.

While there is only one statutory tax rate for corporations, these preferential tax rates for small businesses and manufacturing and processing businesses create a de facto progressive tax rate structure for some corporations. These measures are designed to encourage or attract investment, support business activity in key economic sectors and allow these businesses to retain more of their earnings to reinvest and create jobs.

8.

The Saskatchewan Technology Start-up Incentive and the Small and Medium Enterprise Investment Tax Credit encourage investment in eligible early- stage businesses to help diversify the provincial economy. Note that these incentives are available to both personal and corporate tax filers.

58	2025-26 Budget | Delivering for You

Saskatchewan Capital Plan

Capital Plan highlights

The 2025-26 Budget delivers the largest total capital budget in Saskatchewan history, including the largest Crown corporation and the largest Executive Government capital budgets. The Capital Plan will invest a total of $4.6 billion in projects throughout the province and continue to support the Growth Plan’s objective of investing $30 billion in infrastructure by 2030.

The Capital Plan supports the development of new schools, hospitals, roads and other important infrastructure to ensure the province meets the growing needs of Saskatchewan families and communities.

Government ministries and agencies and Saskatchewan’s commercial Crowns sector will invest a projected $17.9 billion over the next four years.

Since 2008-09, the Saskatchewan government has invested more than $52.1 billion in provincial infrastructure, including the construction and rehabilitation of health and educational facilities, transportation and municipal infrastructure across the province.

The Capital Plan supports continued investments in important projects that provide essential services to the people of Saskatchewan.

The 2025-26 Saskatchewan Capital Plan supports the Growth Plan target of investing $30 billion in infrastructure spending by 2030.

Chart 1: Saskatchewan Capital Plan 2008-09 to 2028-29

Totals may not add due to rounding.

b–budget, f–forecast

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The Capital Plan includes projects approved to date and provides an estimate of projected future capital investments.

The 2025-26 Saskatchewan Capital Plan represents an increase of $183 million, or 4.1 per cent, over the 2024-25 Budget.

Saskatchewan Capital Plan – 2024-25 to 2028-29

(Millions of Dollars)	2024-25 Budget	2024-25 Q3	2025-26 Budget	2026-27 Projected	2027-28 Projected	2028-29 Projected
Executive Government ministries and agencies
Transportation infrastructure
Highways capital	403.9	433.9	421.4	369.3	381.3	383.3
Highways partnerships and supporting capital	13.3	17.6	14.3	17.3	22.3	27.3

Municipal infrastructure
Municipal programs	350.1	267.6	249.9	289.6	211.7	141.0

Education capital
School capital	203.2	225.9	176.0	223.3	459.5	262.0
Maintenance capital	12.8	12.8	15.3	16.4	15.1	13.2

Advanced education
Maintenance, planning and projects	59.0	74.8	41.0	112.9	114.0	164.6

Health care
Health facilities	342.6	405.8	471.9	435.3	258.8	333.3
Maintenance capital	70.4	70.4	71.2	82.2	84.2	86.9
Health IT and equipment capital	103.9	103.9	113.8	73.8	58.0	58.8

Government services
Dams and water supply channels	78.9	53.0	73.9	105.1	112.3	134.6
Courts and corrections facilities and equipment	60.8	65.3	24.6	38.7	60.5	35.9
Parks capital	13.3	13.3	12.5	15.2	16.1	17.1
IT capital	84.3	83.7	62.0	15.5	13.3	11.0
Equipment capital	20.8	60.3	54.5	87.1	52.5	37.1
Government buildings	8.3	29.8	10.4	10.4	9.7	11.9
Targeted and other capital	14.0	17.7	40.8	57.2	33.3	6.5
Housing capital	21.7	16.7	14.2	13.9	14.8	5.0

Total Executive Government ministries and agencies	1,861.1	1,952.5	1,867.7	1,963.1	1,917.8	1,729.7

Crowns
SaskPower	1,596.7	1,569.7	1,660.4	1,662.7	1,523.2	2,124.8
SaskEnergy	416.9	337.0	510.3	390.9	402.9	309.1
Others*	570.8	504.1	590.5	516.0	390.4	379.3

Total Crowns	2,584.4	2,410.8	2,761.2	2,569.6	2,316.5	2,813.2

Total Capital Plan	4,445.5	4,363.3	4,628.9	4,532.7	4,234.3	4,542.9

*	Others include SaskTel, SGI CANADA and Auto Fund, SaskWater, SaskGaming and CIC.
Totals	may not add due to rounding.

60	2025-26 Budget | Delivering for You

Capital Plan details

Transportation infrastructure

The 2025-26 Budget will invest $436 million in capital projects and programs through the Ministry of Highways. This investment will improve more than 1,000 km of highways including:

•	200 km of repaving;

•	725 km of combined medium and light pavement preservation;

•	95 km of Thin Membrane Surface improvements; and

•	30 km of gravel rehabilitation.

Investments to improve safety and traffic flow include passing lanes on highways 10 (Fort Qu’Appelle to Melville) and 17 (north of Lloydminster).

Since 2008-09, more than $13.8 billion has been invested in highways infrastructure and improved over 21,800 km of the provincial roads network.

The budget includes investments in Saskatchewan communities through the Rural Integrated Roads for Growth, Community Airport Partnership and Urban Highway Connector programs.

Municipal infrastructure

The 2025-26 Budget provides $250 million in transfers to municipalities through various capital programs such as the Investing in Canada Infrastructure Program, Canada Community-Building Fund, New Building Canada Fund and other programs.

Since 2008-09, almost $3.3 billion has been invested in municipal infrastructure projects.

Investments representing more than a third of total investments under the Investing in Canada Infrastructure Program include the Northwest Regional Solid Waste Management project, the City of Saskatoon’s new Bus Rapid Transit System projects and the Biosolids Forcemain Twinning project, as well as various water system upgrades for the communities of Mclean, Qu’Appelle, Edgeley, Rosthern, Humboldt and Esterhazy.

Education capital

The 2025-26 Budget provides $191 million for Saskatchewan’s kindergarten to Grade 12 schools to provide safe and inclusive learning environments for students.

The budget provides over $191 million to support K-12 school infrastructure renewal.

Through the budget, the Government of Saskatchewan is investing $176 million to support school capital projects in Balgonie, Carlyle, Saskatoon, Corman Park, Regina, Prince Albert, Moose Jaw, Lanigan and Swift Current. This includes $6 million in preplanning for new schools in growing Saskatoon communities and $29 million for relocatable classrooms to address enrolment pressures in the fastest growing areas of the province.

The 2025-26 Budget includes $15 million for minor capital renewal projects to allow school divisions to address structural repairs and renovations.

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Advanced education

The Capital Plan provides $41 million in 2025-26 to support infrastructure improvements in the post- secondary education sector. This includes investing more than $13 million through the Health Human Resources Action Plan, which includes nursing seat expansion; new speech-language pathology, occupational therapy and physician assistant programs; and expanded medical laboratory technology, medical radiologic technician and respiratory therapy programs.

Since 2008-09, government has committed more than $881 million in post-secondary infrastructure across Saskatchewan.

The 2025-26 Budget includes $28 million for preventative maintenance and renewal and improvements at universities, Saskatchewan Polytechnic and regional colleges, including continued design and planning work for Saskatchewan Polytechnic’s campus renewal project in Saskatoon.

Health care

The 2025-26 Budget provides $657 million to support infrastructure improvements in the health sector to ensure residents can access quality health care as close to home as possible.

Since 2008-09, government has invested $3.7 billion in the maintenance and construction of new health care facilities.

Funding of $472 million will be invested in major capital projects, including:

•	$322 million for redevelopment of the Prince Albert Victoria Hospital;

•	$24 million for the Weyburn General Hospital replacement; and

•	$94 million for various long-term care facilities, including the communities of Regina, Grenfell and La Ronge, as well as work on standard designs for further projects.

The 2025-26 Budget includes $71 million for the rehabilitation and maintenance of health care facilities, while $114 million will be invested in information technology projects and medical equipment.

Government services

The Capital Plan will provide $293 million to support program and service delivery to meet the growing needs of Saskatchewan families and communities. Government services investments include building upgrades, provincial dam rehabilitation, courts and correctional facilities, parks and recreational facilities, and information technology priorities.

The budget invests $74 million in water infrastructure projects, including more than $29 million for irrigation development and expansion, and $5 million to continue work on the Grant Devine Spillway Project. It also includes completing the design of phase one of the Lake Diefenbaker Irrigation Project.

Funding of $25 million will also be provided to support various court and correctional facility projects.

62	2025-26 Budget | Delivering for You

The budget will invest $13 million in capital improvements throughout the parks system. Investments include construction of a new visitor reception centre at Danielson Provincial Park, service centre replacement at Candle Lake Provincial Park and water system upgrades at Makwa Lake Provincial Park. Improvements and upgrades will also take place at Pike Lake, Regina Beach, Saskatchewan Landing, the Battlefords, Meadow Lake, Greenwater Lake, Good Spirit Lake, Fort Carlton, Douglas, Cannington Manor, Buffalo Pound, Blackstrap and Cypress Hills Interprovincial Park.

The Saskatchewan Housing Corporation will receive $14 million to repair and renovate provincially owned housing units, and develop new supportive housing units with third party organizations.

Commercial crowns

The Crown sector invests in capital to ensure the safety and integrity of infrastructure to provide reliable, quality services while meeting growth demands.

In 2025-26, Saskatchewan’s Crown corporations are budgeting nearly $2.8 billion towards maintaining and improving utility infrastructure, while simultaneously bolstering economic development. This investment is part of a larger, unprecedented four-year plan, during which the Crown sector will channel nearly $10.5 billion into capital projects, making this the most substantial financial commitment in the sector’s history.

Crown sector investment of nearly $10.5 billion over the next four years represents the highest financial commitment in the sector’s history.

Through SaskPower, the government is forecasting a historic capital investment of approximately $1.7 billion in its electricity system, which will help meet increasing electricity demand in the province and provide reliable and cost-effective electricity generation now and into the future. The 2025-26 Budget includes construction of the 370 MW natural gas-fired electrical plant in south-central Saskatchewan and the expansion of the Southwest Power Pool transmission interconnection.

The 2025-26 Budget invests $510 million in the province’s natural gas transmission and distribution system through SaskEnergy. These investments ensure safe, reliable and affordable natural gas services to customers. Supporting SaskPower’s next natural gas power station in southcentral Saskatchewan is the single largest driver of SaskEnergy’s capital planning for the next two years.

The 2025-26 Budget supports SaskTel’s vision to be the best at connecting people to their world by investing $466 million in the province’s information and communications technology infrastructure. Capital investments ensure customers have access to high quality service and position SaskTel to remain successful in a competitive market. Significant capital is built into SaskTel’s plan to complete 5G deployment and expand fibre coverage in rural areas.

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Borrowing and Debt

The Province of Saskatchewan’s debt consists of:

•	Government Service Organization (GSO) debt or taxpayer-supported debt – all debt of government entities other than Government Business Enterprise debt; and

•	Government Business Enterprise (GBE) debt or self-supported debt – amounts borrowed by self-sufficient government-controlled entities.

GSOs are entities that are controlled by the government other than those designated as GBEs or partnerships. GSO debt includes operating debt of the General Revenue Fund (GRF), debt to fund the Saskatchewan Capital Plan and debt of other smaller GSOs.

GBEs are entities that have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed by, or specifically for, these entities are classified separately because they are expected to be repaid from revenues generated by these business enterprises.

Debt is presented in this budget paper on a gross basis, being the amount of money owed to lenders.

At March 31, 2025, gross debt is forecast to be $1.0 billion higher than budgeted, primarily due to pre-borrowing for the 2025-26 Saskatchewan Capital Plan and increased borrowing for GBEs due to changes in timing for capital project spending.

Gross debt is expected to increase by $2.5 billion during 2025-26 due to borrowing for the Saskatchewan Capital Plan and capital spending by GBEs.

Borrowing

Saskatchewan’s borrowing program is primarily used to fund infrastructure and Crown capital projects, refinance existing debt and cover budget shortfalls when necessary. While most of the government’s borrowing is undertaken in the Canadian capital markets, the Government of Saskatchewan has recently begun to increase its borrowing sourced in foreign capital markets, including the U.S. dollar and euro markets. Accessing foreign markets helps lower overall borrowing costs by attracting more investors to buy Saskatchewan’s bonds.

Virtually all borrowing is done by the GRF. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.

The GRF’s 2025-26 borrowing requirements are estimated to be $4.0 billion.

Gross debt

For the year ended March 31

(millions of dollars)	Budget 2025	Forecast 2025	Borrowing 2025-26	Repayments 2025-26	Budget 2026
General Revenue Fund – operating	7,463.9	7,463.9	1,080.0	(1,080.0)	7,463.9
Saskatchewan Capital Plan	13,371.1	14,021.8	1,769.3	—	15,791.1
Other Government Service Organizations	228.1	226.1	—	(22.3)	203.8

Taxpayer-supported debt	21,063.1	21,711.8	2,849.3	(1,102.3)	23,458.8

Government Business Enterprises	13,749.4	14,127.9	1,194.1	(448.7)	14,873.3

Self-supported debt	13,749.4	14,127.9	1,194.1	(448.7)	14,873.3

Total	34,812.5	35,839.7	4,043.4	(1,551.0)	38,332.1

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Borrowing requirements by entity

(millions of dollars)	Budget 2024-25	Forecast 2024-25	Budget 2025-26
General Revenue Fund – operating	927.4	927.4	1,080.0
Saskatchewan Capital Plan	1,900.0	2,530.7	1,769.3
Government Business Enterprises	1,536.6	1,544.7	1,194.1

Total	4,364.0	5,002.8	4,043.4

Sources of borrowing

(millions of dollars)	Budget 2024-25	Forecast 2024-25	Budget 2025-26
Short-term borrowing	384.0	123.6	124.1
Long-term borrowing	3,980.0	4,879.2	3,919.3

Total	4,364.0	5,002.8	4,043.4

Chart 1: Debt outstanding by currency

Chart 2: Combined sinking funds

As at March 31

b–budget, f–forecast

Sinking funds

Sinking funds are monies set aside for the orderly retirement of a portion of the government’s debt. Funds are invested in high-quality government and corporate bonds. Sinking funds are reported as an asset on the Statement of Financial Position.

At March 31, 2025, sinking funds are forecast to be $3.3 billion, which is $11 million higher than budgeted. The variance is primarily due to slightly higher than expected investment earnings during 2024-25.

For 2025-26, sinking funds are expected to increase by $418 million to $3.7 billion, continuing to increase over the medium term.

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Sinking funds

For the year ended March 31

(millions of dollars)	Budget 2025	Forecast 2025	Contributions 2025-26	Earnings 2025-26	Redemptions 2025-26	Budget 2026
Government Service Organizations	1,933.2	1,938.3	268.6	74.0	0.0	2,280.9
Government Business Enterprises	1,368.6	1,374.6	136.3	42.0	(102.9)	1,450.0

Total	3,301.8	3,312.9	404.9	116.0	(102.9)	3,730.9

Medium term outlook

Taxpayer-supported debt is expected to increase over the medium term due to borrowing for the Saskatchewan Capital Plan. Included in GRF operating debt are contributions to the Small Modular Reactor Fund, which consists of funds set aside for capital requirements related to the province’s energy transition. Sinking funds designated for the repayment of taxpayer-supported debt are estimated to reach $3.1 billion over the medium term.

Self-supported debt is expected to increase over the medium term due to planned capital spending by GBEs. Sinking funds designated for the repayment of self-supported debt are estimated to reach $2 billion over the medium term.

Chart 3: Gross taxpayer-supported debt

As at March 31

b–budget, f–forecast

66	2025-26 Budget | Delivering for You

Chart 4: Gross self-supported debt

As at March 31

b–budget, f–forecast

Financing charges

Financing charges include costs related primarily to taxpayer-supported debt, including interest as well as amortization of premiums, discounts and commissions. They also include interest associated with pension liabilities.

The 2025-26 financing charges assume interest rates of 3.0 per cent for short-term borrowing and 4.25 per cent for new long-term borrowing. A pension valuation rate of 3.3 per cent has been assumed for pension liabilities. A one percentage point increase in interest rates from levels assumed in the budget would increase financing charges in 2025-26 by approximately $26 million.

Financing charges in 2024-25 are forecast to be slightly higher than budgeted primarily due to the early execution of the borrowing plan. The increase was offset by higher investment income resulting from the higher cash balances. Financing charges in 2025-26 are expected to increase from 2024-25 due to interest on new Saskatchewan Capital Plan debt and higher interest rates on refinanced debt.

Financing charges

(millions of dollars)	Budget 2024-25	Forecast 2024-25	Budget 2025-26
General Revenue Fund	720.5	767.1	868.1
Less: GRF interest paid to other government entities	(35.0)	(43.6)	(35.3)

	685.5	723.5	832.9
Pension liabilities	183.3	180.8	180.1
Other GSOs	42.7	43.3	45.6

Total[1]	911.5	947.6	1,058.5

[1]	Financing charges do not include amounts pertaining to GBE-specific debt. These amounts are reflected in net income from GBEs.

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Credit ratings

Saskatchewan receives credit ratings from three major credit rating agencies: Moody’s Investors Service (Moody’s), S&P Global (S&P) and Morningstar DBRS (Morningstar).

A credit rating is an important indication of a government’s fiscal health, as it represents an assessment of its ability to repay its debt. Overall, Saskatchewan’s credit rating ranks second strongest among Canadian provinces.

Credit ratings of Canadian provinces

(February 2025)

JURISDICTION	MOODY’S	S&P	MORNINGSTAR
British Columbia	Aaa**	AA-**	AA(high)
Saskatchewan	Aa1[1]	AA2	AA(low)[3]
Québec	Aa2	AA-	AA(low)
Nova Scotia	Aa2	AA-	A(high)
Manitoba	Aa2	A+	A(high)
Alberta	Aa2*	AA-	AA
New Brunswick	Aa1	A+*	A(high)
Prince Edward Island	Aa2	A*	A
Ontario	Aa3*	A+*	AA
Newfoundland & Labrador	A1	A	A

[1]	Last rating change on May 21, 2021.
[2]	Last rating change on June 21, 2017.
[3]	Last rating change on June 18, 2020.
*	positive outlook
**	negative outlook

68	2025-26 Budget | Delivering for You

2025 Intercity Comparison of Taxes, Utilities and Housing

Introduction

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to quality health care, education and social services is key to the overall quality of life.

Other important factors affecting quality of life are the level of taxation, cost of utilities and auto insurance, and household costs for rent and mortgages. Calculating the combined cost of provincial taxes, utilities and housing is a reliable way of comparing the affordability of living in different parts of Canada.

For the purposes of such a comparison, the total cost of taxes, utilities and housing for representative families and individuals living in Regina has been compared to other major cities across the country.

The provincial taxes, utilities and housing costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	A single person, living in rental accommodation, with an annual income of $40,000;

•	A family of two adults and two dependent children, owning its own home, with an annual family income of $75,000;

•	A family of two adults and two dependent children, owning its own home, with an annual family income of $100,000; and

•	A family of two adults and two dependent children, owning its own home, with an annual family income of $125,000.

Saskatchewan’s ranking for 2025

Overall, Saskatchewan (as represented by Regina’s relative comparison to major cities across Canada) is the most affordable jurisdiction in the country for a family of four across each family income profile.

A single person with a modest income level also ranks favourably when compared to other cities across Canada. As the fifth-most affordable jurisdiction in the country, the ranking represents only a 1 per cent difference (or $343) when compared to the most affordable jurisdiction.

Taxation

In 2025, Saskatchewan individuals and families will pay total provincial taxes that are very competitive with those paid in other Canadian cities, with a ranking among the lowest in Canada for all four situations.

•	A single person earning $40,000 will pay $2,629 in total provincial taxes.

•	A two-income family earning $75,000 will pay $3,490 in total provincial taxes.

•	A two-income family earning $100,000 will pay $6,585 in total provincial taxes.

•	A two-income family earning $125,000 will pay $9,714 in total provincial taxes.

Taxation and utilities

Regina compares favourably with other cities in Canada for provincial taxes and utilities. For a single person and the representative family situations, Regina again ranks among the lowest overall for combined taxes and utilities of the 10 cities surveyed.

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Housing/rent comparison

Regina ranks favourably when comparing housing affordability and apartment rental rates. For the cities surveyed, Regina has the third-lowest total mortgage costs and property taxes associated with owning a home. As well, Regina has the fifth-lowest overall rental costs associated with average one-bedroom apartments.

Combined taxation, utilities and housing

When the combined taxes, utilities and housing costs of the representative families are considered, Regina compares favourably with other Canadian cities. It ranks as the fifth most affordable city for a single person with a modest income level, and the most affordable jurisdiction in the country for a family of four at each of the family incomes profiled.

Other provincial tax affordability measures

The Saskatchewan Affordability Act increases the basic personal exemption, spousal and equivalent-to- spouse exemption, dependent child exemption and senior supplementary amount by $500 in each of the next four taxation years (2025 through 2028) – over and above the annual indexation increases to these credit amounts. This is in addition to the enhanced Saskatchewan Low-Income Tax Credit, which will increase by 5 per cent in each of the next four years, over and above the annual indexation increases.

Saskatchewan residents will pay less taxes as a result of increased personal income tax credits. When compared to previous years, indexation and the enhanced personal tax credits will decrease provincial income taxes for a single person and representative families in 2025 and beyond.

Other housing-related affordability measures

Saskatchewan also compares favourably with respect to housing affordability measures that are not presented in the comparative tables, as they are associated with upfront home purchases or renovation costs. These measures include the following:

•	Saskatchewan has the second-lowest land transfer tax/registration fees paid by the buyer of a property.

•	The 2025-26 Budget announced the reduction of all education property tax (EPT) mill rates beginning in 2025. The mill rate for the residential property class will be reduced from 4.54 to 4.27, saving Saskatchewan residential property owners approximately $25 million annually.

•	The Saskatchewan First-Time Homebuyers’ Tax Credit – increased by 50 per cent in The Saskatchewan Affordability Act – provides a non-refundable income tax credit of up to $1,575 to eligible taxpayers on qualified homes. Only Québec offers a similar tax credit among the provinces.

•	The Saskatchewan Affordability Act also introduced the permanent Saskatchewan Home Renovation Tax Credit, which allows homeowners to claim a non-refundable tax credit at a rate of 10.5 per cent on eligible expenses on their primary residence. The maximum annual eligible claim amount for homeowners is $4,000 in eligible expenses, with an additional claim amount of $1,000 for seniors.

70	2025-26 Budget | Delivering for You

2025 Intercity Comparison of Taxes, Utilities and Housing

Single person with $40,000 total income

(Values in dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial taxes
Provincial income tax	1,227	1,485	1,857	2,290	1,233	2,065	2,077	2,820	2,442	2,271
Tax credits and rebates	(504)	0	(360)	0	(732)	(1,239)	(200)	0	(160)	(520)
Health premiums	0	0	0	0	450	744	0	0	0	0
Sales tax	832	0	982	1,018	1,365	1,701	1,706	1,578	1,706	1,706
Gasoline tax	447	130	150	125	119	222	189	192	125	112

Total provincial taxes	2,002	1,615	2,629	3,433	2,435	3,493	3,772	4,590	4,113	3,569

Household utility costs Electricity	570	1,223	1,092	631	790	468	798	1,040	966	806
Cellular	780	780	780	780	780	720	780	780	780	780
Auto insurance	1,904	3,408	1,250	1,181	3,928	2,470	2,239	2,490	1,711	2,340

Total household utility costs	3,254	5,411	3,122	2,592	5,498	3,658	3,817	4,310	3,457	3,926

Total taxes and utilities	5,256	7,026	5,751	6,025	7,933	7,151	7,589	8,900	7,570	7,495

Housing costs Rent	20,352	17,568	12,972	13,224	20,292	11,520	10,944	15,876	10,920	11,028

Total taxes, utilities and housing	25,608	24,594	18,723	19,249	28,225	18,671	18,533	24,776	18,490	18,523

Ranking	9	7	5	6	10	4	3	8	1	2

2025 Intercity Comparison of Taxes, Utilities and Housing

Family with $75,000 total income

(Values in dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial taxes
Provincial income tax	1,683	2,208	1,295	3,377	977	3,236	3,754	4,693	4,095	3,926
Tax credits and rebates	(2,833)	0	(198)	0	(2,325)	(5,631)	(60)	0	(480)	0
Health premiums	0	0	0	0	750	1,488	0	0	0	0
Sales tax	1,896	0	2,093	2,203	3,081	3,842	3,852	3,563	3,852	3,852
Gasoline tax	892	260	300	250	237	444	378	385	250	225

Total provincial taxes	1,638	2,468	3,490	5,830	2,720	3,379	7,924	8,641	7,717	8,003

Household utility costs
Home heating*	1,455	1,293	928	1,056	1,268	1,690	2,435	2,570	3,305	3,115
Electricity	945	1,867	1,653	884	1,013	702	1,221	1,661	1,505	1,278
Cellular	780	780	780	780	780	720	780	780	780	780
Auto insurance	1,904	3,408	1,250	1,181	3,928	2,470	2,239	2,490	1,711	2,340

Total household utility costs	5,084	7,348	4,611	3,901	6,989	5,582	6,675	7,501	7,301	7,513

Total taxes and utilities	6,722	9,816	8,101	9,731	9,709	8,961	14,599	16,142	15,018	15,516

Housing costs
Mortgage costs	70,512	32,119	17,064	17,724	57,109	27,791	12,073	23,069	21,614	14,858
Net property taxes	6,218	4,068	3,292	3,492	6,376	4,912	4,746	2,690	8,981	3,364

Total housing costs	76,730	36,187	20,356	21,216	63,485	32,703	16,819	25,759	30,595	18,222

Total taxes, utilitiesand housing	83,452	46,003	28,457	30,947	73,194	41,664	31,418	41,901	45,613	33,738

Ranking	10	8	1	2	9	5	3	6	7	4

*	Saskatchewan’s home heating figure reflects approximately $480 in savings as a result of the Government of Saskatchewan’s direction to stop collecting the federal carbon tax on natural gas.

Delivering for You | 2025-26 Budget	71

2025 Intercity Comparison of Taxes, Utilities and Housing

Family with $100,000 total income

(Values in dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial taxes
Provincial income tax	3,491	4,518	3,852	6,261	3,427	6,479	6,325	8,048	7,031	6,806
Tax credits and rebates	(2,120)	0	0	0	(1,610)	(4,631)	0	0	0	0
Health premiums	0	0	0	0	960	1,488	0	0	0	0
Sales tax	2,142	0	2,433	2,564	3,603	4,492	4,503	4,166	4,503	4,503
Gasoline tax	892	260	300	250	237	444	378	385	250	225

Total provincial taxes	4,405	4,778	6,585	9,075	6,617	8,272	11,206	12,599	11,784	11,534

Household utility costs
Home heating*	1,455	1,293	928	1,056	1,268	1,690	2,435	2,570	3,305	3,115
Electricity	945	1,867	1,653	884	1,013	702	1,221	1,661	1,505	1,278
Cellular	780	780	780	780	780	720	780	780	780	780
Auto insurance	1,904	3,408	1,250	1,181	3,928	2,470	2,239	2,490	1,711	2,340

Total household utility costs	5,084	7,348	4,611	3,901	6,989	5,582	6,675	7,501	7,301	7,513

Total taxes and utilities	9,489	12,126	11,196	12,976	13,606	13,854	17,881	20,100	19,085	19,047

Housing costs
Mortgage costs	70,512	32,119	17,064	17,724	57,109	27,791	12,073	23,069	21,614	14,858
Net property taxes	6,218	4,068	3,292	3,492	6,376	4,912	4,746	2,690	8,981	3,364

Total housing costs	76,730	36,187	20,356	21,216	63,485	32,703	16,819	25,759	30,595	18,222

Total taxes, utilitiesand housing	86,219	48,313	31,552	34,192	77,091	46,557	34,700	45,859	49,680	37,269

Ranking	10	7	1	2	9	6	3	5	8	4

*	Saskatchewan’s home heating figure reflects approximately $480 in savings as a result of the Government of Saskatchewan’s direction to stop collecting the federal carbon tax on natural gas.

2025 Intercity Comparison of Taxes, Utilities and Housing

Family with $125,000 total income

(Values in dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial taxes
Provincial income tax	5,103	6,866	6,616	9,234	5,341	10,012	9,222	11,892	10,577	9,881
Tax credits and rebates	(1,621)	0	0	0	(1,190)	(3,631)	0	0	0	0
Health premiums	0	0	0	0	1,200	1,488	0	0	0	0
Sales tax	2,464	0	2,798	2,948	4,143	5,166	5,179	4,791	5,179	5,179
Gasoline tax	892	260	300	250	237	444	378	385	250	225

Total provincial taxes	6,838	7,126	9,714	12,432	9,731	13,479	14,779	17,068	16,006	15,285

Household utility costs
Home heating*	1,455	1,293	928	1,056	1,268	1,690	2,435	2,570	3,305	3,115
Electricity	945	1,867	1,653	884	1,013	702	1,221	1,661	1,505	1,278
Cellular	780	780	780	780	780	720	780	780	780	780
Auto insurance	1,904	3,408	1,250	1,181	3,928	2,470	2,239	2,490	1,711	2,340

Total household utility costs	5,084	7,348	4,611	3,901	6,989	5,582	6,675	7,501	7,301	7,513

Total taxes and utilities	11,922	14,474	14,325	16,333	16,720	19,061	21,454	24,569	23,307	22,798

Housing costs
Mortgage costs	70,512	32,119	17,064	17,724	57,109	27,791	12,073	23,069	21,614	14,858
Net property taxes	6,218	4,068	3,292	3,492	6,376	4,912	4,746	2,690	8,981	3,364

Total housing costs	76,730	36,187	20,356	21,216	63,485	32,703	16,819	25,759	30,595	18,222

Total taxes, utilitiesand housing	88,652	50,661	34,681	37,549	80,205	51,764	38,273	50,328	53,902	41,020

Ranking	10	6	1	2	9	7	3	5	8	4

*	Saskatchewan’s home heating figure reflects approximately $480 in savings as a result of the Government of Saskatchewan’s direction to stop collecting the federal carbon tax on natural gas.

72	2025-26 Budget | Delivering for You

Taxes, utilities and housing – notes

Tax estimates are calculated for the 2025 calendar year using known changes as of February 21, 2025. Household charges for the basic utility services (electricity, home heating, cellular plans and auto insurance) represent a cost comparison of the actual utility rates for the 2024 calendar year. This methodology has been chosen for the sake of certainty in citing utility costs. The utility figures exclude federal goods and services tax, provincial sales taxes and municipal taxes and surcharges. Utility figures are net of provincial rebate programs.

Provincial income tax is calculated based on the income level for each representative family situation. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages six and 12). Personal non-refundable credits used include the Canada Pension Plan/Québec Pension Plan and Employment Insurance contribution credits. Gross Québec personal income tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax credits and rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of sales taxes and British Columbia’s provincial Climate Action Tax Credit, as well as other provinces’ family-related benefits (British Columbia, Ontario and Québec).

Health premiums are annual premiums for hospital insurance and medical services.

Sales tax is based upon average family expenditure baskets at the total income levels from the Statistics Canada 2021 Survey of Household Spending. The survey data has been adjusted to incorporate the impact of inflation to present estimated 2025 sales tax figures.

The sales tax base in each province is identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. The sales tax in each province is then estimated based on taxable expenditures.

Gasoline tax is based on annual consumption of 1,000 litres by a single person and 2,000 litres for families. Figures include charges levied by transit commissions, as well as provincial carbon taxes applied to the purchase of gasoline. Alberta’s government reviews the fuel tax rate on a quarterly basis and may increase or decrease the rate depending on the average price of West Texas Intermediate. The 2025 comparison tables assume the Alberta fuel tax rate of 13 cents per litre is in place for the entire year. Ontario announced that effective July 1, 2022, until June 30, 2025, its fuel tax rate would be reduced from 14.7 to nine cents per litre. The 2025 comparison tables assume the Ontario fuel tax rate of 14.7 cents per litre is reinstated July 1, 2025, resulting in a 2025 blended rate of 11.85 cents per litre. Manitoba announced that effective January 1, 2025, its fuel tax rate would be permanently reduced to 12.5 cents per litre. The 2025 comparison tables assume that the Manitoba fuel tax rate of 12.5 cents per litre is in place for the entire 2025 year.

Home heating charges are based on an annual consumption level of 2,565 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil. The federal carbon tax is included in home heating costs, as well as the impact of Saskatchewan’s carbon charge reversal, which is estimated to save the average homeowner approximately $480 in 2025.

Electricity charges are based on an annual consumption level of 4,584 kWh for renters and 8,100 kWh for homeowners.

Cellular plan charges are the rates for a 75 GB wireless plan. Device purchases are not included.

Delivering for You | 2025-26 Budget	73

Auto insurance comparison determines how much the same driver would pay for auto insurance (collision and comprehensive deductibles of $500 and a third-party liability limit of $2 million) if they had the same vehicle, same driving record and same claims history in each jurisdiction, as determined by the external study Canadian Private Passenger Vehicle Insurance Rate Comparisons by Ernst & Young and adjusted based on publicly available rate change information since the most recent version of the Ernst & Young report (September 2022).

The annual cost is based on an index of rates for locations across Canada, using the top insurers in each province. Vehicles included in the index are primarily those with the highest number of registrations in Saskatchewan, Manitoba or British Columbia, as the report was commissioned in collaboration with Manitoba Public Insurance and the Insurance Corporation of British Columbia. Saskatchewan Government Insurance does not have access to directly comparable auto insurance rate information for Québec. A secondary aggregator was therefore used to calculate average auto insurance rates for Québec (as of March 2021).

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada

Mortgage and Housing Corporation’s Rental Market Report, 2024.

Net property taxes for most cities are based on the estimated taxes for a typical single-family detached bungalow from the City of Calgary 2023 Residential Property Taxes and Utility Charges Survey, with the exceptions of those cities not captured by the Calgary survey. The cities of Charlottetown, Montreal and St. John’s property tax estimates are based on the average value of single-family detached homes in those cities as determined from the Royal LePage Survey of Canadian House Prices and then applying an online property tax calculator.

All provincial, municipal, education and library property taxes are included in the property tax figures. Property tax credit programs administered by municipalities have been deducted from the property tax figures to arrive at the net property tax amounts.

Mortgage costs are based on median home prices for a single-family detached home, from the Royal LePage Third Quarter 2024 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 6.5 per cent. The chart below presents the home prices that have been incorporated into the mortgage cost calculations.

Chart 1: Median home prices

74	2025-26 Budget | Delivering for You

2024-25 Budget Update Third Quarter

Overview

At third quarter, a deficit of $661 million is forecast. This is an increase compared to the forecasted deficit of $273 million in the 2024-25 Budget, but an $83 million improvement from mid-year.

Revenue is forecast to increase $547 million from budget, while expenses are forecast to increase $934 million from budget.

2024-25 Budget update – Third Quarter (Q3)

	2023-24 Actual	2024-25 Budget	2024-25 Mid-Year	2024-25 Forecast	Q3 Change from
(millions of dollars)					Budget	Mid-Year
Revenue
Taxation	10,651.5	9,723.3	9,856.2	10,082.8	359.5	226.6
Non-Renewable Resources	2,449.2	2,686.3	2,584.1	2,502.6	(183.7)	(81.5)
GBE Net Income	901.4	657.0	632.7	874.9	217.9	242.2
Other Own-Source	3,357.2	3,015.6	3,251.1	3,229.0	213.4	(22.1)
Federal Transfers	3,633.8	3,779.7	3,812.8	3,719.1	(60.6)	(93.7)

Total revenue	20,993.0	19,861.9	20,137.0	20,408.4	546.5	271.4

Expense
Agriculture	2,503.9	1,531.5	1,916.5	1,771.3	239.8	(145.2)
Community Development	875.1	904.8	892.3	851.9	(52.9)	(40.4)
Economic Development	370.3	329.7	336.7	337.7	8.0	1.0
Education	4,243.3	4,414.5	4,414.5	4,454.8	40.3	40.3
Environment and Natural Resources	330.4	373.6	380.2	390.0	16.4	9.8
Financing Charges	839.6	911.5	950.2	947.6	36.1	(2.6)
General Government	563.1	581.4	674.1	599.5	18.1	(74.6)
Health	7,676.8	7,639.8	7,739.8	8,022.0	382.2	282.2
Protection of Persons and Property	1,073.7	1,004.9	1,132.9	1,168.1	163.2	35.2
Social Services and Assistance	1,685.1	1,764.9	1,764.9	1,820.1	55.2	55.2
Transportation	649.6	678.3	678.3	706.0	27.7	27.7

Total expense	20,810.8	20,135.1	20,880.5	21,069.0	933.9	188.5

Operating surplus (deficit)	182.2	(273.2)	(743.5)	(660.6)	(387.4)	82.9

Totals may not add due to rounding.

Delivering for You | 2025-26 Budget	75

Revenue update

At third quarter, total revenue is now forecast to be $20.4 billion in 2024-25, an increase of $547 million (2.8 per cent) from budget, and $271 million (1.3 per cent) higher than projected at mid-year. Significant changes from budget are described below.

Taxation

Taxation revenue is forecast to increase $360 million from budget.

Corporate income tax is projected to increase $428 million from budget, primarily due to much stronger-than-anticipated provincial economic activity in 2023. This increased the expected prior- year adjustment and the 2024 and 2025 taxation years revenue forecast.

Provincial sales tax (PST) is forecast to decrease $125 million from budget due to lower-than- anticipated activity in several sectors. However, despite being lower than forecast at budget, PST revenue in 2024-25 is expected to increase by 6.1 per cent compared to 2023-24 year-end actuals.

Non-Renewable Resources

Non-Renewable Resource Revenue is forecast to decrease $184 million from budget.

At third quarter, potash revenue is projected to be $195 million lower than budget, primarily due to a decline in realized potash prices and slightly lower sales volumes.

At third quarter, realized potash prices are forecast to average US$223 per tonne of potassium chloride (KCl), which is down US$45 per KCl tonne from budget.

Uranium revenue is forecast to be $21 million higher than budget, primarily due to higher prices.

Oil and natural gas revenue is forecast to be $20 million higher than budget, primarily due to a decrease in the exchange rate and an improved light-heavy differential.

The West Texas Intermediate (WTI) oil price has decreased slightly from budget. WTI is now forecast to average US$74.29 per barrel in 2024-25, compared to the budget forecast of US$77.00 per barrel.

2024-25 Non-renewable resources forecast assumptions

	2023-24 Actual	2024-25 Budget	2024-25 Mid-Year	2024-25 Forecast	Q3 Change from
					Budget	Mid-Year
WTI oil price (US$/barrel)	77.79	77.00	76.50	74.29	(2.71)	(2.21)
Light-heavy differential (% of WTI)	16.9	14.5	12.3	14.2	(0.3)	1.9
Well-head oil price (C$/barrel)1	80.16	81.64	82.43	81.12	(0.52)	(1.31)
Oil production (million barrels)	166.0	166.7	166.1	164.0	(2.7)	(2.1)

Potash price (netback, US$/KCl tonne)	289	268	234	223	(45)	(11)
Potash sales (million KCl tonnes)	23.6	24.9	24.8	24.8	(0.1)	0

Uranium price (realized, $US/U3O8 pound)	48.73	51.59	55.55	54.85	3.26	(0.70)
Uranium sales (kt U3O8)2	12.7	16.3	16.5	16.1	(0.2)	(0.4)

Canadian dollar (US cents)	74.15	74.36	73.49	73.08	(1.28)	(0.41)

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Uranium sales are estimated in kilotonnes (kt), the conversion rate is 1 kt : 2,204,600 pounds.

76	2025-26 Budget | Delivering for You

The light-heavy differential (as a per cent of WTI) is expected to average 14.2 per cent in 2024-25, a decrease of 0.3 percentage points from the budget forecast of 14.5 per cent. A lower light-heavy oil differential results in higher oil royalties, all else being equal.

Net Income from Government Business Enterprises (GBE)

Net Income from GBEs is forecast to increase $218 million from budget, primarily reflecting the following changes:

•	$179 million increase at Workers’ Compensation Board (mainly investment gains); and

•	$101 million increase at Saskatchewan Auto Fund (mainly investment gains).

These gains are partially offset by a $66 million decrease in the Saskatchewan Power Corporation’s net income, due to lower customer demand and fewer electricity export opportunities.

Other Own-Source

Other Own-Source Revenue is projected to increase $213 million from budget, largely due to:

•	$90 million increase in miscellaneous revenue, mainly reflecting a refund of the prior year estimate for AgriStability program payments and higher cash refunds at the Ministry of Health; and

•	$68 million increase in insurance revenue, mainly due to higher premium revenue at the Saskatchewan Crop Insurance Corporation.

Key resource revenue sensitivities

WTI oil price

A US$1 per barrel change in the fiscal-year average of WTI oil price results in an estimated $17.8 million change in 2024-25 oil royalties (all else being equal).

Potash price

A US$10 per tonne change in the fiscal-year average realized KCl price results in a $67.9 million change in potash revenue in 2024-25 (all else being equal).

Exchange rate

A one cent U.S. change in the fiscal-year average exchange rate results in a $38 million inverse change in 2024-25 Non-Renewable Resource Revenue (all else being equal). A lower exchange rate results in higher revenue, as resource exports are priced in U.S. dollars.

Transfers from the Federal Government

Transfers from the Federal Government are forecast to decrease $61 million from budget, mainly due to a decrease of $172 million for the Gunnar Mine site remediation agreement lawsuit remaining unsettled this fiscal year and the discontinuation of the federal government’s $18 million Labour Market Transfer Agreement “top-up” funding.

These decreases are partially offset by a $93 million increase in federal transfers for crop insurance and the AgriStability program, and a $31 million increase related to spending under the Early Years Learning and Child Care Agreement.

Delivering for You | 2025-26 Budget	77

Expense update

At third quarter, total expense is forecast to be $21.1 billion in 2024-25, an increase of $934 million from budget, and $188 million higher than mid-year. Major changes in expense themes from budget are described below.

Health is up $382 million from budget, primarily due to increased service and volume pressures across the health system.

Agriculture is up $240 million from budget, primarily due to higher-than-budgeted crop insurance indemnities resulting from increased acreage coverage and lower-than-average crop quality, as well as higher AgriStability payments.

Protection of Persons and Property is up $163 million, largely due to operating pressures within correctional facilities from increased inmate counts, wildfire response activities and unbudgeted salaries and benefits related to the ratification of the collective bargaining agreement (CBA) with SGEU and corresponding out-of-scope (OOS) employee compensation.

Social Services and Assistance is up $55 million, primarily due to pressures resulting from the use of intensive third-party residential services and increased costs of supports to keep children safely at home.

Education is up $40 million, mainly due to additional funding for boards of education for the settlement of the teachers’ CBA.

Financing Charges expense is up $36 million, primarily due to higher interest rates and an earlier issuance of borrowing to take advantage of favourable market conditions.

Transportation is up $28 million, largely due to higher-than-budgeted winter maintenance costs for snow and ice control.

General Government is up $18 million, primarily due to the ratification of the CBA with SGEU and corresponding OOS employee compensation.

Environment and Natural Resources is $16 million higher than budget, primarily due to increases for the Water Security Agency amortization costs, grants, contractual agreements and the ratification of the CBA with SGEU and corresponding OOS employee compensation.

Economic Development is $8 million higher than budget, primarily due to higher-than-anticipated uptake of the Secondary Suite Incentive grant program and the ratification of the CBA with SGEU and corresponding OOS employee compensation.

Community Development is down $53 million, mainly due to decreases in the Investing in Canada Infrastructure Program, as some projects have not progressed as quickly as originally anticipated.

78	2025-26 Budget | Delivering for You

Government of Saskatchewan

Budget

For the year ended March 31

(millions of dollars)
	Budget 2025-26	Forecast 2024-25	Budget 2024-25
Revenue
Taxation	10,449.5	10,082.8	9,723.3
Non-Renewable Resources	2,699.4	2,502.6	2,686.3
Net Income from Government Business Enterprises	705.2	874.9	657.0
Other Own-Source	3,265.0	3,229.0	3,015.6
Transfers from the Federal Government	3,937.0	3,719.1	3,779.7

Total revenue	21,056.1	20,408.4	19,861.9

Expense
Agriculture	1,597.6	1,771.3	1,531.5
Community Development	858.4	851.9	904.8
Economic Development	351.9	337.7	329.7
Education	4,428.1	4,454.8	4,414.5
Environment and Natural Resources	448.6	390.0	373.6
Financing Charges	1,058.5	947.6	911.5
General Government	642.2	599.5	581.4
Health	8,004.9	8,022.0	7,639.8
Protection of Persons and Property	1,094.8	1,168.1	1,004.9
Social Services and Assistance	1,842.2	1,820.1	1,764.9
Transportation	716.7	706.0	678.3

Total expense	21,043.9	21,069.0	20,135.1

Operating surplus (deficit)	12.2	(660.6)	(273.2)

Totals may not add due to rounding.

Delivering for You | 2025-26 Budget	79

Government of Saskatchewan

Statement of accumulated operating deficit

For the year ended March 31

(millions of dollars)
	Budget 2025-26	Forecast 2024-25	Budget 2024-25
Accumulated operating deficit, beginning of year	(2,076.2)	(1,415.6)[1]	(2,049.3)
Adjustment to accumulated operating deficit, beginning of year2	(151.5)	—	—
Operating surplus (deficit)	12.2	(660.6)	(273.2)

Accumulated operating deficit, end of year	(2,215.5)	(2,076.2)	(2,322.5)

Totals may not add due to rounding.

[1]	Accumulated operating deficit as at March 31, 2024, as reported in the 2023-24 Summary Financial Statements.
[2]	Adjustment to accumulated operating deficit, beginning of year is the result of a change in accounting policy.

Government of Saskatchewan

Statement of change in net debt

For the year ended March 31

(millions of dollars)
	Budget 2025-26	Forecast 2024-25	Budget 2024-25
Operating surplus (deficit)	12.2	(660.6)	(273.2)
Acquisition of Government Service Organization capital assets	(1,832.9)	(1,748.9)	(1,597.1)
Amortization of Government Service Organization capital assets1	777.2	767.9	691.8

Increase in net debt	(1,043.5)	(1,641.6)	(1,178.5)
Net debt, beginning of year	(15,988.3)	(14,346.7)[2]	(15,168.8)
Adjustment to accumulated operating deficit, beginning of year3	(151.5)	—	—
Net remeasurement loss	(144.0)	—	—

Net debt, end of year	(17,327.3)	(15,988.3)	(16,347.3)

Totals may not add due to rounding.

[1]	Includes disposals and in year adjustments.
[2]	Net debt as at March 31, 2024, as reported in the 2023-24 Summary Financial Statements.
[3]	Adjustment to accumulated operating deficit, beginning of year is the result of a change in accounting policy.

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Government of Saskatchewan

Schedule of pension liabilities

As at March 31

(millions of dollars)	Budget 2025-26	Forecast 2024-25		Budget 2024-25
Pension liabilities, beginning of year	5,939.5	6,109.0	[1]	6,110.4
Adjustment to account for pension costs on an accrual basis	(361.9)	(169.5)		(135.4)

Pension liabilities, end of year	5,577.6	5,939.5		5,975.0

Totals may not add due to rounding.

[1]	Pension liabilities as at March 31, 2024, as reported in the 2023-24 Summary Financial Statements.

Government of Saskatchewan

Schedule of capital assets

As at March 31

(millions of dollars)	Net book value March 31 2024[1]	–2024-25 Forecast –		Adjustment to opening[4]	Forecast net book value March 31 2025	–2025-26 Budget –		Adjustment to opening[4]	Budget net book value March 31 2026
		Additions[2]	Amortization[3]			Additions[2]	Amortization[3]
Government Service Organizations	12,877.9	1,748.9	(767.9)	—	13,858.9	1,832.9	(777.2)	(151.5)	14,763.1
Government Business Enterprises	17,832.2	1,914.8	(1,070.7)	—	18,676.3	2,850.7	(1,209.1)	—	20,317.9

Total capital assets	30,710.1	3,663.7	(1,838.6)	—	32,535.2	4,683.6	(1,986.3)	(151.5)	35,081.0

Totals may not add due to rounding.

[1]	Net book value as at March 31, 2024, as reported in the 2023-24 Summary Financial Statements.
[2]	Includes only capital assets acquired by government entities. Capital transfers provided to entities outside the government reporting entity are expensed.
[3]	Includes disposals and in year adjustments.
[4]	Adjustment to opening capital assets is the result of a change in accounting policy.

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Government of Saskatchewan

Schedule of gross debt1

As at March 31

(millions of dollars)	Budget General Debt[2] 2026	Budget GBE Specific Debt 2026	Budget Gross Debt 2026	Forecast Gross Debt 2025	Budget Gross Debt 2025
Government Service Organization (GSO) debt
General Revenue Fund
- operating	7,463.9	—	7,463.9	7,463.9	7,463.9
- Saskatchewan Capital Plan[3]	15,791.1	—	15,791.1	14,021.8	13,371.1
Boards of education	94.0	—	94.0	106.1	106.1
Global Transportation Hub Authority	16.0	—	16.0	18.0	17.0
Health sector affiliates	3.4	—	3.4	4.4	5.7
Innovation Saskatchewan	50.6	—	50.6	51.3	51.3
Saskatchewan Health Authority	36.6	—	36.6	41.5	41.1
Water Security Agency	—	—	—	1.6	1.5
Other	3.2	—	3.2	3.2	5.4

Government Service Organization debt	23,458.8	—	23,458.8	21,711.8	21,063.1

Government Business Enterprise (GBE) debt
Lotteries and Gaming Saskatchewan Corporation	—	19.0	19.0	49.0	49.0
Municipal Financing Corporation of Saskatchewan	100.0	269.2	369.2	359.2	343.2
Saskatchewan Power Corporation	750.0	9,327.1	10,077.1	9,590.1	9,047.5
Saskatchewan Telecommunications Holding Corporation	50.0	1,920.8	1,970.8	1,889.8	1,923.2
Saskatchewan Water Corporation	—	110.6	110.6	110.8	143.2
SaskEnergy Incorporated	75.0	2,251.6	2,326.6	2,129.0	2,243.3

Government Business Enterprise debt[4]	975.0	13,898.3	14,873.3	14,127.9	13,749.4

Total	24,433.8	13,898.3	38,332.1	35,839.7	34,812.5

Guaranteed debt	75.0	—	75.0	75.2	75.2

Totals may not add due to rounding.

[1]

In the Summary Financial Statements, debt is presented in the Statement of Financial Position as gross debt net of any Government of Saskatchewan securities held as investments and adjusted for accumulated foreign exchange related to certain debt. For the purpose of the budget, adjustments for Government of Saskatchewan securities and foreign exchange have not been included due to the difficulty in predicting the future value of these items.

[2]	General debt is issued by GSOs and includes issued amounts subsequently transferred to GBEs.
[3]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[4]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

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Government of Saskatchewan

Schedule of revenue

For the year ended March 31

(millions of dollars)	Budget 2025-26	Forecast 2024-25	Budget 2024-25
Own-Source
Taxation
Corporation income	1,658.5	1,636.8	1,209.0
Fuel	519.7	506.3	521.3
Personal income[1]	3,382.1	3,378.7	3,295.3
Property	816.1	808.1	805.0
Provincial sales	3,331.3	3,071.4	3,196.4
Other taxation[2]	741.8	681.5	696.3

Total Taxation	10,449.5	10,082.8	9,723.3

Non-Renewable Resources
Oil and natural gas	1,067.7	1,082.2	1,061.9
Potash	720.0	601.1	796.4
Resource surcharge	526.9	530.6	551.1
Uranium[3]	290.2	194.6	174.0
Other non-renewable resources[4]	94.6	94.1	102.9

Total Non-Renewable Resources	2,699.4	2,502.6	2,686.3

Net Income from Government Business Enterprises
Liquor and Gaming Authority	246.6	262.7	259.6
Lotteries and Gaming Saskatchewan	201.2	204.0	177.0
Municipal Financing Corporation of Saskatchewan	1.2	0.7	0.6
Saskatchewan Auto Fund	(230.8)	(106.3)	(207.3)
Saskatchewan Government Insurance	90.0	79.2	127.4
Saskatchewan Power Corporation	126.3	125.8	191.5
Saskatchewan Telecommunications Holding Corporation	116.6	90.0	96.0
Saskatchewan Water Corporation	6.0	7.4	7.3
Saskatchewan Workers’ Compensation Board	(10.9)	163.2	(16.0)
SaskEnergy Incorporated	42.5	60.4	48.4
Consolidation adjustments	116.5	(12.2)	(27.7)

Total Net Income from Government Business Enterprises	705.2	874.9	657.0

Other Own-Source
Fees	1,321.7	1,313.9	1,270.3
Insurance	553.6	555.0	487.2
Investment income	284.9	311.9	307.4
Output-Based Performance Standards	431.5	353.3	351.3
Transfers from other governments	69.2	76.2	70.6
Miscellaneous	604.1	618.7	528.8

Total Other Own-Source	3,265.0	3,229.0	3,015.6

Total Own-Source	17,119.1	16,689.3	16,082.2

Transfers from the Federal Government
Canada Health Transfer	1,634.4	1,564.7	1,564.7
Canada Social Transfer	520.5	508.0	508.0
Other transfers	1,782.1	1,646.4	1,707.0

Total Transfers from the Federal Government	3,937.0	3,719.1	3,779.7

Total revenue	21,056.1	20,408.4	19,861.9

Totals may not add due to rounding.

[1]	Individual income has been renamed to Personal income.
[2]	Tobacco revenue has moved to Other taxation. Prior years have been restated.
[3]	Uranium was previously reported in Other non-renewable resources. Prior years have been restated.
4	Mineral disposition public offering has moved to Other non-renewable resources. Prior years have been restated.

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Government of Saskatchewan

Electricity sector revenue and allocations

For the year ended March 31

(millions of dollars)	Budget 2025-26	Forecast 2024-25	Budget 2024-25
Electricity sector revenue
Output-Based Performance Standards (OBPS) electricity sector	346.6	282.9	280.9
SaskPower corporation capital tax	60.8	64.0	60.8
SaskPower usage-based payments	31.4	29.7	30.4
Small Modular Reactor Investment Fund – investment income[1,2]	21.0	10.0	10.0

Total revenue	459.8	386.6	382.1

Clean electricity transition (EN19)
Clean electricity transition grant	(174.7)	(140.0)	(140.0)

Total expense	(174.7)	(140.0)	(140.0)

Small Modular Reactor Investment Fund	584.4	337.9 [3]	326.3
Opening balance	285.1	246.6	242.1
In-year contribution (including investment income earned) Closing balance	869.5	584.4	568.4

Total asset: Small Modular Reactor Investment Fund	869.5	584.4	568.4

Totals may not add due to rounding.

[1]	The receipt of cash transfers to Small Modular Reactor Investment Fund can be delayed; therefore, creating a delay in the purchase of investment products and amount of investment income earned.
[2]	Assumes a 3.5 per cent return on investment.
[3]	Opening balance as at March 31, 2024, as reported in the 2023-24 Summary Financial Statements.

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Government of Saskatchewan

Glossary of financial terms

Accumulated (deficit) surplus

A measure that represents a government’s net economic resources. It is the difference between total assets and liabilities and is comprised of all the past operating surpluses (deficits) and remeasurement gains (losses).

Accumulated operating (deficit) surplus

The accumulation of all past operating surpluses or deficits plus any adjustments that were charged directly to the accumulated deficit.

Amortization

A systematic process of allocating an amount to revenue or expense over a period of time. Capital assets are amortized to expense over their expected remaining economic life. Actuarial gains and losses, such as those experienced by pension plans, are also amortized.

Budget

Government’s main financial plan that accounts for the full nature and extent of the planned financial activities of all entities in the government reporting entity.

Capital asset

An asset with physical substance held by the government that has an economic life extending beyond one year, to be used on a continuing basis and is not for sale in the ordinary course of operations.

Consolidation

The method used to account for Government Service Organizations (GSOs). Financial accounts of the GSOs are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the adjusted amounts are combined with amounts for other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Debt

Obligations incurred through the issuance of debt instruments. Debt does not include other liabilities such as accounts payable or pension obligations. Terms used to describe debt include:

•	Gross debt: borrowings through the issuance of debt instruments such as promissory notes and debentures.

•	General debt: debt issued by any GSO that is not considered Government Business Enterprise (GBE)-specific debt.

•	GBE-specific debt:

•	Debt issued by GBEs; and

•	Debt issued by the General Revenue Fund (GRF), specifically on behalf of a GBE where the GBE is obligated to repay the debt under identical terms and conditions as those applicable to the GRF.

•	Guaranteed debt: debt of others that the government has agreed to repay if the others default.

•	Self-supported (GBE) debt: debt borrowed for GBEs that is supported by commercial business operations.

•	Taxpayer-supported (GSO) debt: debt of government entities that are not GBEs.

Financing charges

Costs associated with general debt, pension liabilities and obligations under long-term financing arrangements, such as public-private partnerships (P3s) and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

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General revenue fund (GRF)

The primary operational account for the government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed. The GRF is a GSO and is included in the government reporting entity.

Government business enterprise (GBE)

An entity that is controlled by the government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the budget using the modified equity method. Examples include the Saskatchewan Power Corporation and Workers’ Compensation Board.

Government reporting entity

A set of entities that are either controlled by the government (Government Service Organizations and Government Business Enterprises) or subject to shared control (partnerships). Trusts administered by the government are excluded from the government reporting entity.

Government service organization (GSO)

An entity that is controlled by the government, except those designated as GBEs or partnerships. GSOs are consolidated in the budget. Examples include the General Revenue Fund, Saskatchewan Health Authority and boards of education.

Gross domestic product (GDP)

The standard measure of the overall size of an economy, GDP is the value of all goods and services produced during a given period.

Modified equity

The method used to account for GBEs in the budget. The government’s share of GBE net earnings or losses is included in budgeted revenue. The government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings (losses) and other net equity changes of the GBE.

Net debt

The difference between liabilities and financial assets. Net debt represents the future revenue required to pay for past transactions or events.

Operating (deficit) surplus

A measure that represents the overall change in financial position for the period being reported on, excluding remeasurement gains and losses. It is the amount by which revenue exceeds expense (expense exceeds revenue) for a fiscal period.

Partnership

A contractual arrangement between the government and one or more partners outside the government reporting entity, where the partners share, on an equitable basis, the risks and benefits of the arrangement. Partnerships are proportionately consolidated in the budget.

Pension liability

An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Proportionate consolidation

The method used to account for partnerships. Financial accounts of the partnership are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements. The government’s proportionate share of the adjusted amounts is combined with amounts for GSOs and other partnerships. Inter-entity balances and transactions are eliminated.

Public private partnership (P3)

A partnership arrangement in the form of a long- term performance-based agreement between the public sector and the private sector to deliver public infrastructure. The liabilities arising from P3 arrangements are classified as obligations under long-term financing arrangements.

Sinking funds

A fund established for the periodic repayment of debt.

86	2025-26 Budget | Delivering for You